UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 001-00812
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON TECHNOLOGIES CORPORATION
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer's principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2019 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2019 and 2018

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2019 and 2018

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Raytheon Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Raytheon Savings and Investment Plan (the "Plan") as of December 31, 2019 and December 31, 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 12, 2020

We have served as the Plan's auditor since at least 2002. We have not been able to determine the specific year we began serving as auditor of the Plan.

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets
Total investments at fair value (Notes 2 and 3)	$18,790,792,949	$15,140,986,416

Fully benefit-responsive investment contracts at contract value (Note 4)	1,840,186,647	1,856,576,488

Receivables
Notes receivable from participants	211,686,325	212,750,362
Receivables for securities sold	12,564,051	8,022,483
Accrued investment income and other receivables	14,798,615	42,625,276
Total receivables	239,048,991	263,398,121

Total assets	20,870,028,587	17,260,961,025
Liabilities
Payable for securities purchased	16,216,796	14,418,775
Accrued investment expenses and other payables	3,493,874	2,862,945
Total liabilities	19,710,670	17,281,720

Net assets available for benefits	$20,850,317,917	$17,243,679,305

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

2019
Additions to net assets attributable to:

Net appreciation of investments (Notes 2 and 3)	$3,647,215,884
Interest and dividends	308,071,467
Interest income on notes receivable from participants (Note 2)	9,351,986
Other revenue (Note 5)	902,254

Contributions
Employee contributions	823,253,696
Employer contributions	357,379,114
1,180,632,810
Total additions	5,146,174,401

Deductions from net assets attributable to:

Distributions to participants	$1,530,341,692
Administrative expenses	9,194,097
Total deductions	1,539,535,789

Increase in net assets available for benefits	3,606,638,612
Net assets, beginning of year	17,243,679,305
Net assets, end of year	$20,850,317,917

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

1. Description of Plan

The following description of the Raytheon Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the "Company" or the "Plan Sponsor"). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in employer stock is an employee stock ownership plan ("ESOP") that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the "Code") and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's investments are held in the Raytheon Savings and Investment Plan Trust (the "Trust"). Amounts held in a participant's account are invested at the direction of the participant among the investment options made available under the Plan.

On April 3, 2020 (the "Merger Date"), the Company became a wholly-owned subsidiary of Raytheon Technologies Corporation ("RTC"). Prior to the Merger Date, the Plan's Coordinating Investment Fiduciary (who was appointed by the Company's Investment Committee) was responsible for determining the investment options available under the Plan, except that the Company's Investment Committee (which was appointed by the Company's Chief Executive Officer) was responsible for making determinations regarding the investment option that invested in common stock of the Company (the "Raytheon Stock Fund"). Before the Merger Date, the portion of the Plan that is an ESOP was invested in Raytheon Company common stock.

Upon the Merger Date, each share of common stock of Raytheon Company issued and outstanding immediately prior to the effective time was converted into the right to receive 2.3348 shares of RTC common stock (and, if applicable, cash in lieu of fractional shares), less any applicable withholding taxes, and the Raytheon Stock Fund was converted into the Raytheon Technologies Stock Fund, which invests in common stock of RTC. From and after the Merger Date, the Raytheon Technologies Defined Contribution Investment Committee (which is appointed by the Raytheon Technologies Pension Administration and Investment Committee) is responsible for determining the investment options available under the Plan (including determinations regarding the Raytheon Technologies Stock Fund). Effective on and after the Merger Date, the portion of the plan that is an ESOP is invested in RTC common stock.

Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits eligible compensation the Plan may take into account to $280,000 for the 2019 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2019, the annual employee pretax elective deferral contributions for a participant cannot exceed $19,000, except for catch-up contributions. Participants also may make after tax contributions, but total employee (pretax and after tax) contributions and employer contributions may not exceed $56,000 for the 2019 plan year, except for catch-up contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2019 may make pretax catch-up contributions up to $6,000. Participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most new employees, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan each pay period. After the first five consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program ("RISP") (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant's most recent date of hire was before or after December 31, 2009.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment contracts, registered investment companies, common collective trusts, Raytheon Company common stock, fixed income securities and other investments including a self-directed brokerage account.

Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). The allocation of Plan earnings (losses) is based on the participant's account balance and the elected investment allocation. Administrative expenses payable by the Plan are either directly charged to participant accounts or are paid from the forfeiture account, by the Company, or from credits the Plan receives under the agreement with its record keeper, Fidelity Workplace Services LLC ("FWS"), which is an affiliate of the Plan's Trustee, Fidelity Management Trust Company ("FMTC" or the "Trustee").

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the "Fixed Income Fund"), a stable value fund specifically managed for the Plan, into a competing fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a competing fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.

Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2019 and 2018, unallocated Plan forfeitures were $1,405,338 and $97,913, respectively. For the year ended December 31, 2019, forfeitures of $1,480,481 were used to reduce Company contributions and pay administrative expenses.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. Loan payments and interest payments are credited to the participant's account based on the participant's current investment election. At both December 31, 2019 and 2018, the interest rates on the outstanding loans ranged from approximately 3.25% to 9.50%.

Payment of Benefits
A participant may make certain in-service withdrawals including all or a portion of participant after tax contributions, and any rollover contributions and related earnings at any time, and all or a portion of participant pretax contributions, employer contributions and related earnings upon attainment of age 59 ½. Participants who have not reached age 59 ½ but who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax contributions and related earnings subject to a reduction in the maximum participant contribution rate for the next six months. On termination of employment, a participant with a vested balance less than $1,000 will receive a lump-sum distribution unless the participant elects to defer distribution. If the vested balance is in excess of $1,000, a partial or lump-sum distribution can be requested at any time. If no distribution is requested the terminated participant will receive annual statutory distributions starting in the year in which the participant reaches the age of 70 ½, or the year of termination if later. The participant may elect to defer this initial payment until April 1 of the following year. Any excess over the annual statutory distributions may be deferred until the participant's death.

Participants who have investments in the Raytheon Stock Fund, which is primarily comprised of Raytheon Company common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $28,379,116 in dividends earned by the Raytheon Stock Fund in 2019, $799,097 was received in cash by participants who elected the cash payment option.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition
Fully benefit-responsive investment contracts ("FBRICs") are reported at contract value, which is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in FBRICs through the Fixed Income Fund.

Plan investments, other than FBRICs, are stated at fair value. See Note 3 for discussion of fair value measurements.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding FBRICs, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses have been recorded as of December 31, 2019 or 2018. Participant loans that are classified as delinquent during the period are treated as distributions in that period based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account, by the Company, or from credits the Plan receives under the agreement with its record keeper, FWS.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

Accounting Standards
In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement: Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement ("Topic 820"), which eliminates the disclosure requirement of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and modifies certain disclosure requirements related to Level 3 recurring and nonrecurring fair value measurements. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Plan intends to adopt the standard on the effective date of January 1, 2020. The Plan does not expect the standard to have a material impact on its financial statements or disclosures.

Other new pronouncements issued but not effective until after December 31, 2019 are not expected to have a material impact on the Plan's financial statements or disclosures.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

3. Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. This accounting standard established a fair value hierarchy, which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Certain investments that are measured at fair value using the net asset value per share ("NAV"), or its equivalent, practical expedient have not been classified in the fair value hierarchy.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 or 2018.

Investments in registered investment companies are valued at the closing net asset value reported on the last business day of the year. Investments in securities traded on a national securities exchange are valued at the exchange traded close.

The self-directed brokerage account is reported as a single type investment. Investments in the self-directed brokerage account consist of registered investment companies and exchange traded funds. These investments are valued in line with the fair value measurement levels described above.

The Plan invests in common collective trusts ("CCT") which are valued at the net asset value of the CCT. The NAV, as provided by the CCT's trustee or custodian, is net of fees and is based on the fair value of the underlying investments held by the CCT less its liabilities. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the CCT, the CCT's trustee reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

For the years ended December 31, 2019 and 2018, there were no significant transfers between Levels 1 and 2 and no transfers into or out of Level 3.

The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy.

	Fair Value of Investment Assets as of 12/31/2019
	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)

Registered investment companies	$5,237,637,221	$5,237,637,221	$—	$—	$—
Self-directed brokerage account	713,347,371	713,347,371	—	—	—
Raytheon Company common stock	2,127,734,949	2,127,734,949	—	—	—
Common collective trusts	10,712,073,408	—	—	—	10,712,073,408
Total investments at fair value	$18,790,792,949	$8,078,719,541	$—	$—	$10,712,073,408

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

	Fair Value of Investment Assets as of 12/31/2018
	Total	Level 1	Level 2	Level 3	Not Subject To Leveling (1)

Registered investment companies	$6,391,041,646	$6,391,041,646	$—	$—	$—
Self-directed brokerage account	592,321,056	592,321,056	—	—	—
Raytheon Company common stock	1,596,071,707	1,596,071,707	—	—	—
Common collective trusts	6,561,552,007	—	—	—	6,561,552,007
Total investments at fair value	$15,140,986,416	$8,579,434,409	$—	$—	$6,561,552,007

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Fully Benefit-Responsive Investment Contracts ("FBRICs")

For the plan years ended December 31, 2019 and 2018, the Plan included the Fixed Income Fund, which held FBRICs issued by American General Life Insurance Company, JP Morgan Chase Bank, Prudential Insurance Company of America, State Street Bank and Trust Company and Transamerica Premier Life Insurance Company. For the plan year ended December 31, 2019, the Fixed Income Fund also held FBRICs issued by Pacific Life Insurance Company. These FBRIC issuers are collectively referred to as the "FBRIC Providers."

The FBRICs make up the Synthetic Guaranteed Investment Contracts ("Synthetic GICs") and are designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value through the use of FBRICs. Under the FBRICs, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments which are subject to FBRICs.

Income from the FBRICs is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with certain restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the components of the FBRICs.

The FBRICs accrue interest using a formula embedded in the contract called the "crediting rate." The FBRICs use the crediting rate formula to convert market value changes in the FBRICs' assets into income distributions in order to minimize the difference between the market and contract value of the FBRICs' assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the wrapped investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The FBRICs provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include, but are not limited to, bankruptcy, default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the wrapped assets is higher or lower than the contract value of those assets. If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If redemptions continued thereafter, the Fixed

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the FBRICs Providers to pay further participant redemptions.

The Fixed Income Fund and the FBRICs purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans or transfers to non-competing investment options within the Plan). However, the FBRICs limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.

2.	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

3.	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the FBRIC Provider.

4.	Complete or partial termination of the Plan.

5.	Any known change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.

6.
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed Income Fund.

7.	Exclusion of a material group of previously eligible employees from eligibility in the Plan.

8.	Any material early retirement program, group termination, group layoff, facility closing or similar program.

9.	Any transfer of assets from the Fixed Income Fund directly to a competing option.

10.	Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan.

A FBRIC Provider may terminate a FBRIC at any time. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the Trustee may elect to keep the FBRIC in place until such time as the market value of the Fixed Income Fund's wrapped assets is equal to their contract value. A FBRIC Provider may also terminate a FBRIC if FMTC's investment management authority over the Fixed Income Fund is limited or terminated, as well as if all of the terms of the FBRIC fail to be met. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the terminating FBRIC Provider would not be required to make a payment to the Fixed Income Fund.

FBRICs generally impose conditions on both the Plan and the FBRIC Provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the FBRIC. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The FBRIC Provider may be in default if it: breaches a material obligation under the FBRIC; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the FBRIC; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The FBRIC Providers' ability to meet their contractual obligations under the respective FBRICs may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of a FBRIC Provider, the Plan was unable to obtain a replacement FBRIC, withdrawing participants may experience losses if the value of the Fixed Income Fund's assets no longer covered by the FBRIC is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of a FBRIC Provider and an inability to obtain a replacement FBRIC could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of a FBRIC generally provide for settlement of payments only upon termination of the FBRIC or total liquidation of the wrapped investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each FBRIC Provider. FBRIC termination occurs whenever the contract value or market value of the wrapped investments reaches zero or upon certain events of default. If the FBRIC terminates due to the default of the FBRIC Provider (other than a default occurring because of a decline in its rating), the FBRIC Provider will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a FBRIC terminates due to a decline in the ratings of the FBRIC Provider, the FBRIC Provider may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the FBRIC. If the FBRIC terminates when the market value equals zero, the FBRIC Provider will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant-initiated withdrawal requests. FBRIC termination also may occur by either party upon election and notice.

The FBRIC Provider may elect to terminate the FBRIC for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each FBRIC for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

to have made an immunization election and the immunization provisions of the FBRIC apply. The immunization provision results in the wrapped portion of the Fixed Income Fund being managed according to more conservative immunization investment guidelines provided for in the FBRIC and the contract can terminate in segments over a period of time. In the event a FBRIC Provider sought to terminate its FBRIC or immunize its portion of the Fixed Income Fund, the Fund can seek to replace that FBRIC Provider with another financial institution.

Plans investing in FBRICs and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the FBRICs, risk associated with interest rate fluctuations and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

5. Certain Transactions Involving Related Parties and Parties-In-Interest

The Trustee and the record keeper of the Plan are parties-in-interest with respect to the Plan. Certain Plan transactions involve the Trustee, the record keeper or other affiliates. For example, certain Plan investments are shares of registered investment companies managed by affiliates of the Trustee. The Plan also pays fees to the Trustee and the record keeper. In addition, the Plan has an agreement with the record keeper whereby certain credits are paid to the Trust by the record keeper and are held in Trust accounts until they are used to pay administrative expenses of the Plan or are allocated to the accounts of participants. For the year ended December 31, 2019, $902,254 of such credits were earned by the Trust.

Subject to the terms of the Plan document, the Plan makes certain loans to participants who are employees of the Company, and who are therefore parties-in-interest with respect to the Plan.

The Plan Sponsor is a party-in-interest with respect to the Plan. In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $31,930,907 and sales amounted to $123,097,975 for the year ended December 31, 2019. Dividend income from shares of Raytheon Company common stock amounted to $27,580,019 for the year ended December 31, 2019.

All of these transactions either fall outside the scope of, or are exempt from, ERISA's prohibited transaction rules.

6. Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts in their account.

7. Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated June 25, 2012, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Company believes that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. The Plan may, from time to time, hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2019 or 2018. The Plan is subject to examinations by taxing jurisdictions. The Company believes the Plan is no longer subject to federal tax examination for years prior to 2016.

8. Risks and Uncertainties

The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2019 and 2018

that changes in the values of investment securities will occur and such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment managers and FBRIC Providers have credit policies in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

In December 2019, a novel strain of coronavirus ("COVID-19") was reported to have surfaced in Wuhan, China. In January 2020, COVID-19 began to spread to other regions of the world, including, among others, North America, Europe and the Middle East, and, in March 2020, was categorized as a pandemic by the World Health Organization. COVID-19 has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID-19 outbreak, the values of certain investment securities have declined significantly. These economic and market conditions and other effects of the COVID-19 outbreak may continue to adversely affect the Plan. The extent of the adverse impact of the COVID-19 outbreak on the Plan's participants' account balances and the amounts reported in the 2019 statement of net assets available for benefits cannot be predicted at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act contains several provisions that temporarily impact retirement plan sponsors and their participants, such as the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a loan repayment pause option. The Plan has adopted certain relief provisions included in the CARES Act and continues to evaluate other provisions.

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Investment Contracts
Abbvie Inc	3.6% 5/14/25	$1,635,000	$1,724,359
Abbvie Inc	3.2% 11/21/29 144A	5,835,000	5,932,295
Abbvie Inc	2.6% 5/14/20 144A	2,035,000	2,046,650
Abbvie Inc	2.5% 5/14/20	1,000,000	1,001,500
Abbvie Inc	2.3% 11/21/22 144A	1,100,000	1,105,218
ABN AMRO Bank	2.65% 01/21 144A	2,590,000	2,605,540
Ace Ina Holding	2.3% 11/03/20	255,000	255,892
Actavis Funding	3.45% 3/22	2,295,000	2,346,775
Actavis Funding	3% 3/12/20	1,029,000	1,029,753
AEP Texas Inc.	3.95% 6/1/28	930,000	1,010,063
AerCap Ireland	5% 10/21	1,052,000	1,102,757
AerCap Ireland	4.25% 07/01/20	645,000	651,484
AerCap Ireland	4.875% 1/16/24	464,000	502,638
AerCap Ireland	4.125% 7/3/23	312,000	329,409
AerCap Ireland	4.45% 12/16/21	246,000	256,318
AIB Group	4.263%/VAR 4/10/25 144A	865,000	915,577
AIG Global Funding	1.9% 10/06/21 1	990,000	990,456
AIG Global Funding	2.3% 7/1/22 144A	1,236,000	1,242,266
Air Lease Corp	3% 09/15/23	413,000	422,740
Air Lease Corp	3.5% 01/15/2022	2,035,000	2,090,545
Air Lease Corp	4.25% 2/1/24	987,000	1,058,099
Air Lease Corp	2.625% 07/01/22	600,000	606,653
Air Liquid	1.75% 9/27/21 144A	1,080,000	1,076,139
Alabama Economic Settlement Authority	3.163% 9/15/25	350,000	358,134
Ally Auto Receivable Trust	2.92% 11/22	785,000	789,775
Ally Auto Receivable Trust	1.74% 09/21	281,609	281,431
Ally Auto Receivable Trust	1.75% 12/21	594,838	594,414
Ally Wholesale Enterprises LLC	2.7% 01/17/2023	800,000	805,676
Ally Wholesale Enterprises LLC	3.29% 05/15/2023	1,030,000	1,048,112
Altria Group Inc	2.85% 8/09/22	520,000	529,775
Altria Group Inc	3.29% 05/15/2023	341,000	350,771
Altria Group Inc	3.8% 2/14/24	411,000	432,267
Ameren Corp	2.5% 9/15/24	480,000	483,735
American Electric Power	2.15% 11/13/20	522,000	522,994
American Express Co	3.375% 05/21	3,545,000	3,612,047
American Express Co	3.7% 08/03/23	1,020,000	1,071,692
American Express Co	2.75% 5/20/22	2,075,000	2,112,107
American Express Credit Account Master	2.99% 12/23	815,000	827,113
American Express Credit Account Master	3.06% 2/15/24	826,000	841,005
American Express Credit Account Master	2.67% 2/7/20	1,123,000	1,142,784

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
American Express Credit Account Master	2.99% 12/23	359,000	366,798
American Honda	0% 02/24	500,000	499,256
American International Group	4.125% 2/24	600,000	643,868
American International Group	3.3% 3/01/21	2,000,000	2,028,759
American Tower	3.3% 2/15/21	1,000,000	1,013,430
American Tower	2.25% 01/15/22	1,000,000	1,002,851
Amgen Inc	3.875% 11/15/21	2,085,000	2,150,278
Amphenol Corp	3.2% 4/1/24	145,000	150,337
Analog Devices, Inc.	2.95% 01/12/21	1,055,000	1,063,649
Anhueser-Busch	4.15% 1/23/25	793,000	862,737
Anhueser-Busch	3.3% 2/01/23	787,000	814,773
Anthem Inc	2.95% 12/01/22	555,000	567,467
Aon Corp	2.2% 11/15/22	244,000	245,012
APT Pipelines	3.875% 10/22 144A	1,315,000	1,365,807
Arch Capital Finance	4.011% 12/15/26	375,000	411,478
AT&T Inc	3% 6/30/22	580,000	592,603
AT&T Inc	3.8% 3/15/22	590,000	612,163
AT&T Inc	4.35% 3/1/29	5,370,000	5,966,254
AT&T Inc	2.8% 2/17/21	4,810,000	4,852,511
AT&T Inc	2.45% 6/30/20	397,000	398,346
AT&T Inc	3.6% 2/17/23	500,000	521,594
Ausgrid Finance	3.85% 5/1/23 144A	859,000	894,112
Australian and New Zealand Banking Group Limited	2.7% 11/16/20	1,690,000	1,702,180
Autozone, Inc.	3.125% 7/15/23	577,000	593,527
Avalonbay Communities	3.625% 10/1/20	209,000	210,670
Avolon Holdings	3.95% 7/1/24 144A	1,105,000	1,151,521
AXA Equitable Holdings, Inc	3.9% 4/20/23	77,000	80,644
Axis Specialty	5.875% 6/01/20	2,150,000	2,183,846
Baker Hughes	2.773% 12/15/22	1,375,000	1,401,758
Banco Santander, S.A.	3.848% 4/12/23	800,000	834,038
Banco Santander, S.A.	3ML+112 04/23	400,000	402,568
Banco Santander, S.A.	3.5% 4/11/22	1,600,000	1,643,000
Bank 2018-BN11 A2	3.784% 03/61	4,200,000	4,561,186
Bank of America Corp	3.289% 07/60	1,000,000	1,040,861
Bank of America Corp	3.3% 1/11/23	2,285,000	2,361,817
Bank of America Corp	4% 01/22/25	1,225,000	1,306,022
Bank of America Corp	3.95% 4/21/25	1,120,000	1,194,281
Bank of America Corp	4.45% 3/03/26	1,815,000	1,991,818
Bank of America Corp	VAR/3.824 1/20/28	2,740,000	2,946,835
Bank of America Corp	3.593%/VAR 07/28	1,560,000	1,651,844

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Bank of America Corp	3.004%/VAR 12/20/23	6,302,000	6,453,869
Bank of America Corp	3ML+63 05/22	1,335,000	1,361,524
Bank of America Corp	3.456% VAR 3/15/25	1,090,000	1,137,833
Bank of America Corp	2.881%/VAR 4/24/23	1,050,000	1,068,164
Bank of America Corp	3.55%/VAR 3/24	1,500,000	1,556,742
Bank of America Corp	2.625% 4/19/21	1,500,000	1,514,023
Bank of America Corp	3.864% 07/23/2024	2,000,000	2,104,531
Bank of America Corp	2.456%/VAR 10/22/25	1,100,000	1,106,322
Bank of America Credit Card Trust	2.7% 07/17/2023	1,000,000	1,009,853
Bank of Montreal	1ML+39 10/21	3,695,000	3,765,725
Bank of New York Mellon	1.95% 8/22	1,310,000	1,329,591
Bank of Nova Scotia	1.84% 1/23	1,000,000	1,050,090
Bank of the West Auto Trust	2.7% 7/23	647,340	647,389
Bank of the West Auto Trust	3% 9/23	430,000	434,556
Bank of the West Auto Trust	2.43% 4/15/24	489,000	491,797
Bank of Montreal	3.75% 3/10/24 144A	1,290,000	1,362,546
Banque Federative du Credit Mutuel	3.75% 7/20/23 144A	1,290,000	1,352,019
Banque Federative du Credit Mutuel	2.125% 11/21/22 144A	1,075,000	1,075,900
Barclays plc	3.52% 12/15/22	4,455,630	4,434,703
Barclays plc	4.337% 01/10/28	2,045,000	2,192,116
Barclays plc	4.972/VAR 5/16/29	745,000	839,032
Barclays plc	3.684% 1/10/23	1,045,000	1,071,220
Barclays plc	4.61%/VAR 2/15/23	1,570,000	1,639,252
Barclays plc	3.2% 08/10/21	2,000,000	2,027,136
Barclays plc	4.338/VAR 05/16/2024	650,000	684,913
Barclays plc	3ML+161/VAR 5/7/25	650,000	682,746
Barclays plc	2.65% 01/11/21	850,000	855,431
BAT International Finance	3.5% 6/22 144A	500,000	513,490
Bay Area Toll Authority	2.574% 4/1/31	1,495,000	1,486,314
Bayer US Finance	3% 10/08/21 144A	1,115,000	1,129,006
BB&T Corporation	3.05% 6/20/22	1,590,000	1,628,990
BB&T Corporation	2.5% 8/1/24	460,000	465,513
Benchmark 2018-B2 Mortgage Trust A2	3.6623% 02/51	856,000	887,757
Benchmark 2018-B2 Mortgage Trust A3	3.5439% 02/51	5,000,000	5,232,387
Benchmark 2018-B7 Mortgage Trust A2	4.377% 05/53	513,000	548,464
Benchmark 2018-B7 Mortgage Trust A2	4.149% 1/15/52	593,000	629,887
Benchmark 2018-B8 Mortgage Trust A2	2.667% 12/15/72	4,400,000	4,421,016
Berkley (WR) Corporation	5.375% 9/15/20	1,300,000	1,329,056
Berkshire Hathaway Energy	2.8% 1/15/23	886,000	906,247
BMW Floorplan Master Owner Trust	3.15% 5/15/23 144A	753,000	764,743
BMW US Capital	2.95% 4/14/22 144A	1,865,000	1,899,992

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
BMW US Capital	2.7% 04/06/22 144A	937,000	949,212
BMW Vehicle Lease Trust	3.26% 7/20/21	416,000	419,782
BMW Vehicle Lease Trust	2.07% 10/20	128,910	128,909
BMW Vehicle Lease Trust	2.84% 11/22/21	603,000	607,824
BNP Paribas	2.819%/VAR 11/19/25 144A	1,085,000	1,096,852
Boeing Co	2.95% 2/1/30	2,395,000	2,447,862
Boston Scientific Corp	3.45% 3/1/24	338,000	353,387
BP Capital Markets America	3.79% 2/24	1,520,000	1,616,464
BP Capital Markets America	3.245% 05/06/22	625,000	644,847
BP Capital Markets America	3.216% 11/28/23	1,125,000	1,171,313
BPCE SA	2.75% 1/11/23 144A	995,000	1,010,613
BPCE SA	4% 09/12/23 144A	1,480,000	1,559,501
Braemar Hotels & Resorts Trust Series	1ML+82 06/35 144A	1,440,000	1,432,980
Braskem Netherlands Finance	4.5% 01/28 144A	750,000	746,445
Bristol Myers Squibb	3.625% 5/15/24 144A	4,375,000	4,620,210
Bristol Myers Squibb	3.4% 7/26/29 144A	1,800,000	1,923,562
Bristol Myers Squibb	2.6% 5/16/22 144 A	865,000	879,002
Bristol Myers Squibb	2.9% 7/26/24 144A	1,000,000	1,031,726
British American Tobacco	2.764% 08/15/22	4,575,000	4,640,156
British American Tobacco	2.789% 9/6/24	1,090,000	1,097,963
Broadcom Cayman Finance	3.625% 1/15/24	2,200,000	2,278,429
Broadcom Inc	3.125% 4/15/21 144A	120,000	121,432
Broadcom Inc	3.125% 10/15/22 144A	90,000	91,643
Burlington North Santa Fe	4.1% 6/21	2,000,000	2,053,634
Canadian Natural Resources	2.40% 10/1/25	720,000	728,640
Campbell Soup Company	3.65% 3/15/23	1,115,000	1,160,941
Canadian Imperial Bank	2.606%/VAR 7/22/23	1,610,000	1,626,765
Canadian Imperial Bank	2.55% 6/22	500,000	507,231
Canadian Natural Resources	2.95% 1/15/23	3,020,000	3,079,064
Canadian Natural Resources	3.45% 11/15/21	525,000	537,975
Canadian Pacer Auto Receivable Trust 2017-1A A3	2.05% 03/21	123,635	123,625
Canadian Pacer Auto Receivable Trust 2018-1A A3	3.088% 11/21 144A	546,657	548,342
Canadian Pacer Auto Receivable Trust 2018-2A A3	3.27% 12/22	648,000	656,134
Capital One Bank	2.95% 7/23/21	965,000	978,651
Capital One Bank	2.25% 9/13/21	1,445,000	1,451,122
Capital One Bank	2.65% 08/08/22	520,000	527,573
Capital One Bank	2.15% 9/6/22	295,000	295,456
Capital One Financial	3.45% 4/21	3,660,000	3,725,789
Capital One Financial	3.9% 1/29/24	835,000	884,981

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Capital One Financial	2.5% 05/12/20	500,000	500,658
Capital One Financial	3.2% 01/30/2023	1,000,000	1,027,573
Capital One Multi-Asset Execution Trust	1.99% 07/23	1,494,000	1,495,581
Capital One Multi-Asset Execution Trust	2.08% 03/23	240,000	240,164
Capital One Multi-Asset Execution Trust	2.84% 12/15/24	1,156,000	1,179,440
CarMax	3.13% 6/15/23	1,278,000	1,296,197
CarMax	1.93% 03/22	623,372	623,144
CarMax	1.97% 04/22	720,738	720,780
CarMax	2.98% 01/23	1,607,000	1,623,078
CarMax	2.68% 3/15/24	1,280,000	1,296,069
CarMax	1.4% 8/21	166,773	166,502
CarMax	2.11% 10/17/22	292,069	292,358
CarMax	3.36% 09/23	524,000	534,536
CarMax	3.05% 3/15/24	721,000	732,941
CBS Corporation	4.3% 2/15/21	770,000	785,487
CDP Financial Inc	3.15% 7/24 144A	620,000	652,034
Celanese US Holdings	3.5% 5/8/24	685,000	707,798
CenterPoint Energy	2.5% 9/1/24	360,000	360,195
CenterPoint Energy	2.50% 09/01/22	189,000	190,476
CFCRE 2016-C4 Mortgage Trust A3	3.014% 05/58	2,500,000	2,562,615
CGDBB Commercial Mortgage Trust	1ML+79 7/28	1,900,170	1,898,383
Charter Communications Operating	4.908% 7/23/25	885,000	974,170
Charter Communications Operating	4.464% 7/23/22	3,445,000	3,619,619
Chase Issuance Trust	1ML+100 1/22	4,300,000	4,300,560
Chevron Phillips Chemical	2.45% 5/01/20 144A	347,000	347,323
Chevron Phillips Chemical	3.3% 5/23 144A	480,000	494,043
Cigna Corp	5.125% 6/15/20	1,350,000	1,368,294
Cigna Corp	4.375% 10/15/28	3,545,000	3,922,436
Cigna Corp	4% 2/15/22 144A	1,670,000	1,723,571
Cigna Corp	3.4% 9/17/21	730,000	747,070
Cigna Corp	3.75% 7/15/23	373,000	390,932
Cigna Corp	4.75% 11/15/21 144A	320,000	335,352
Citibank Credit Card Issuance Trust	1.86% 8/8/22	3,781,000	3,780,817
Citibank Credit Card Issuance Trust	2.49% 1/23	1,020,000	1,027,024
Citibank N.A.	3.05% 05/01/20	4,430,000	4,443,321
Citibank N.A.	3.165%/VAR 2/19/22	1,600,000	1,620,561
Citibank N.A.	2.844%/VAR 5/20/22	3,930,000	3,977,298
Citibank N.A.	2.1% 06/12/20	750,000	750,367
Citibank N.A.	3.65% 1/23/24	1,000,000	1,058,048
Citigroup Commercial Mortgage Trust	4.149% 1/10/36	7,545,000	8,013,652
Citigroup Commercial Mortgage Trust	3.024% 9/45	405,412	413,241

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Citigroup Commercial Mortgage Trust	3.093% 04/46	111,000	113,663
Citigroup Commercial Mortgage Trust	4.371% 9/46	294,000	313,996
Citigroup Commercial Mortgage Trust	4.131% 11/46	383,000	406,759
Citigroup Commercial Mortgage Trust	3.477% 5/10/47	277,517	284,939
Citigroup Commercial Mortgage Trust	3.356% 7/47	645,613	674,060
Citigroup Commercial Mortgage Trust	3.368% 02/49	457,000	473,196
Citigroup Commercial Mortgage Trust	3.212% 4/50	388,000	393,733
Citigroup Inc	4.4% 6/10/25	1,080,000	1,172,906
Citigroup Inc	4.45% 9/29/27	965,000	1,061,957
Citigroup Inc	3.7% 1/12/26	4,390,000	4,677,352
Citigroup Inc	2.75% 04/25/2022	1,400,000	1,421,376
Citigroup Inc	2.976%/VAR 11/5/30	2,230,000	2,261,264
Citigroup Inc	2.876/VAR 07/24/23	995,000	1,012,253
Citigroup Inc	3.142%/VAR 1/24/23	2,116,000	2,159,065
Citigroup Inc	2.35% 8/02/21	1,000,000	1,005,918
Citigroup Inc	2.7% 10/27/2022	300,000	304,828
Citigroup Inc	2.312%/VAR 11/4/22	500,000	501,451
Citizens Bank	3.25% 2/14/22	2,005,000	2,053,921
Citizens Bank	2.55% 5/13/21	2,925,000	2,946,891
Citizens Bank	2.2% 05/26/20	1,120,000	1,120,557
Citizens Bank	2.65% 5/26/22	450,000	455,397
Citizens Bank	2.375% 7/28/21	76,000	76,355
CNH Equipment Trust	3.12% 07/17/2023	745,000	753,614
Comcast Corporation	3.375% 08/15/25	565,000	599,094
Comcast Corporation	3.95% 10/15/25	2,076,000	2,264,031
Comcast Corporation	3.7% 04/15/2024	1,000,000	1,065,440
COMM 13-CR12 A4	4.046% 10/46	3,600,000	3,799,297
COMM 14-UBS6 ASB	3.387% 12/47	194,999	199,640
COMM 15-CCRE24 A4	3.432% 8/55	4,300,000	4,500,448
COMM 15-CR23 ASB	3.257% 05/48	338,000	347,231
COMM 15-CR26 ASB	3.373% 10/48	222,000	229,443
COMM 2012-CR3 A3	2.822% 10/45	423,422	428,447
COMM 2012-CR3 ASB	2.372% 11/45	293,146	293,688
COMM 2012-LC4 A4	3.288% 12/44	893,976	908,146
COMM 2013-300P	4.353% 8/10/30	2,620,000	2,773,335
COMM 2013-CR12 A2	2.904% 10/46	55,397	55,359
COMM 2013-CR6 A4	3.101% 03/46	496,000	508,151
COMM 2013-CR7 A4	3.213% 03/46	511,860	525,311
COMM 2013-CR7 ASB	2.739% 03/46	2,445,555	2,469,436
COMM 2013-CR8 A5	3.612% 06/46	301,000	313,536
COMM 2015-CR22 A2	2.856% 3/48	101,598	101,533

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
COMM 2015-CR22 ASB	3.144% 3/48	318,000	325,631
COMM 2015-CR23 A2	2.852% 05/48	712,222	712,134
COMM 2015-CR25 A3	3.505% 8/48	3,445,893	3,610,572
COMM 2015-DC1 A4	3.078% 2/48	3,000,000	3,078,812
COMM 2015-PC1 A3	3.725% 7/50	4,000,000	4,061,746
Commonwealth Edison	3.4% 9/01/21	1,615,000	1,651,663
Commonwealth Edison	2.95% 08/15/27	1,040,000	1,076,465
Compass Bank	2.875% 6/29/22	1,992,000	2,019,498
Compass Bank	3.5% 6/11/21	610,000	620,446
Conagra Brands, Inc.	3.8% 10/22/21	1,000,000	1,031,670
Concho Resources Inc	3.75% 10/01/27	660,000	693,330
Consolidated Edison	2% 5/15/21	311,000	311,136
Constellation Brands, FRN	3ML+70 11/15/21	1,860,000	1,860,325
Corporacion Andina De Formento	2.125% 9/27/21	485,000	483,661
Corporacion Andina De Formento	2.75% 1/23	400,000	404,376
Cox Communications Inc	3.5% 8/15/27 144A	4,000,000	4,178,421
Credit Agricole S.A.	3.375% 1/22	1,500,000	1,534,373
Credit Agricole S.A.	3.75% 4/24/23 144A	820,000	857,250
Credit Suisse	3% 10/29/21	2,280,000	2,324,948
Credit Suisse	3.574% 1/23 144A	2,050,000	2,105,258
Credit Suisse	2.1% 11/12/21	1,492,000	1,498,617
Credit Suisse	2.593%/VAR 9/11/25 144A	801,000	803,244
Credit Suisse	3.45% 4/16/21	1,500,000	1,525,381
Credit Suisse Mortgage Capital	1ML+98.535 5/15/36 144A	2,690,000	2,695,622
CSAIL 2015-C2 A-SB Commerical Mortgage Trust	3.2241% 6/57	227,000	232,397
CSAIL 2017-CX9 A2 Commerical Mortgage Trust	3.0538% 9/15/50	641,000	651,645
CSAIL 2018-CX11 A-SB Commercial Mortgage Trust	4.0339% 4/51	2,400,000	2,578,334
CSAIL 2019-C15 Commercial Mortgage Trust	3.4505% 3/15/52	597,000	620,121
CVS Health Corporation	3.875% 7/20/25	2,000,000	2,128,182
CVS Health Corporation	5% 12/1/24	2,045,000	2,258,103
CVS Health Corporation	3.7% 03/09/23	7,479,000	7,785,823
CVS Health Corporation	4.1% 03/25/25	1,000,000	1,072,642
CVS Health Corporation	2.8% 7/20/20	338,000	338,958
CVS Health Corporation	2.125% 6/01/21	1,000,000	1,001,516
CVS Health Corporation	3.35% 03/09/21	755,000	767,378
Daimler Financial	3.1% 05/20 144A	740,000	742,435
Daimler Financial	3.35% 5/21 144A	1,230,000	1,248,950
Daimler Financial	3.4% 2/22/22 144A	1,065,000	1,090,812

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Daimler Financial	2.55% 8/15/22 144A	1,090,000	1,097,636
Daimler Financial	2.25% 3/20 144A	387,000	387,096
Daimler Financial	2.45% 5/20 144A	750,000	750,988
Daimler Financial	2.3% 1/06/20 144A	1,000,000	999,982
Daimler Financial	2.85% 1/6/22 144A	504,000	510,027
Daimler Financial	2.3% 2/12/21 144A	500,000	500,874
DBGS BIOD Mortgage Trust	1ML+80.3 05/35	1,647,447	1,642,281
DBUBS Mortgage Trust	4.537% 7/44	734,342	749,842
Dell Equipment Finance Trust	3.18% 06/22	256,000	258,014
Delta Air Lines	3.625% 3/15/22	2,570,000	2,630,938
Delta Air Lines	2.9% 10/28/24	1,000,000	1,000,430
Deutsche Bank Ag	3.375% 5/12/21	1,760,000	1,773,598
Deutshce Telecom	1.95% 9/21 144A	1,340,000	1,339,680
Dexia Credit	2.25% 2/18/20 144A	2,250,000	2,250,971
Diamond Finance	5.45% 6/23 144A	939,000	1,017,931
Digital Realty	2.75% 2/1/23	312,000	315,110
Discover Bank	3.45% 7/27/26	250,000	259,405
Discover Bank	3.1% 6/20	1,247,000	1,251,638
Discover Bank	3.35% 2/06/23	500,000	515,784
Discover Card Execution Note Trust	1ML+60 12/26	1,660,000	1,667,208
Discover Card Execution Note Trust	1.88% 2/15/23	2,357,000	2,357,214
Discover Card Execution Note Trust	3.32% 3/24	1,038,000	1,063,500
Discover Card Execution Note Trust	3.04% 7/15/24	852,000	872,345
Discover Financial	3.75% 3/04/25	1,190,000	1,259,001
DNB Bank ASA	2.15% 12/2/22 144A	1,275,000	1,280,168
Dominion Energy Inc	2.715% 8/21	850,000	856,243
Dominion Resources Inc	0.962% 4/1/21	750,000	768,499
Dominion Resources Inc	2.5% 11/15/24	188,000	188,705
Dominion Resources Inc	2% 8/15/21	251,000	250,846
Dow Chemical	3% 11/15/22	1,425,000	1,456,468
DowDuPont Inc.	3.766% 11/15/20	380,000	385,246
DowDuPont Inc.	4.205% 11/15/23	1,030,000	1,101,072
Dr Horton Inc	2.55% 12/01/20	560,000	562,437
DTE Energy	2.25% 11/1/22	1,000,000	999,364
Duke Energy	3.95% 11/15/28	1,075,000	1,196,919
Duke Energy	1.8% 9/01/21	245,000	244,713
Duke Energy	3.05% 3/15/23	675,000	695,338
Ecopetrol S.A.	5.875% 09/18/2023	1,500,000	1,664,700
Electronic Arts	3.7% 3/01/21	1,080,000	1,100,012
Emera US Finance	2.7% 6/15/21	2,695,000	2,719,395
Enbridge Inc	2.9% 07/15/22	1,100,000	1,120,350

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Energy Transfer Operating, LP	4.95% 06/15/28	570,000	623,860
Energy Transfer Operating, LP	5.5% 6/1/27	500,000	561,528
Enterprise Products	3.9% 2/15/24	2,035,000	2,159,497
Enterprise Products	2.85% 4/15/21	323,000	326,483
Enterprise Products	2.8% 02/15/2021	305,000	308,041
ERAC USA Finance	3.3% 10/22 144A	745,000	766,138
ERAC USA Finance	3.85% 11/24 144A	225,000	238,024
ERAC USA Finance	2.7% 11/1/23 144A	3,500,000	3,540,196
Erp Operating Lp	4.625% 12/15/21	15,000	15,668
Euro 90 Day Future	DEC20 EDZ0	(102)	1,275
Evergy Inc	2.45% 9/15/24	810,000	814,097
Eversource Energy	2.5% 3/15/21	520,000	522,924
Eversource Energy	2.75% 3/15/22	574,000	582,344
Exelon Corporation	4.25% 6/15/22	1,290,000	1,348,744
Exelon Corporation	2.85% 6/15/20	1,111,000	1,113,473
Exelon Corporation	VAR 6/1/22	376,000	385,991
Experian Finance plc	2.75% 3/8/30 144A	1,795,000	1,765,710
Express Scripts	2.6% 11/20	180,000	181,000
Fannie Mae	2.375% 01/19/23	480,000	490,427
Fannie Mae	2.5% 2/5/24	270,000	278,128
Fannie Mae	G93-3 K 7% 2/23	9,347	9,817
Fannie Mae	6.625% 11/15/30	1,935,000	2,754,355
Fannie Mae	2001-7 PF 7% 3/31	2,166	2,499
Fannie Mae	2013-72 KE 3.5% 2/43	762,275	781,430
Fannie Mae	2015-M8 Ab2 2.829% 01/25	1,460,333	1,509,193
Fannie Mae	2016-M3 Ab2 2.606% 2/26	894,506	909,472
Fannie Mae	2016-M5 Ab2 2.375% 4/26	2,098,823	2,108,768
Fannie Mae	2016-M11 Ab2 2.254% 7/26	3,047,942	3,026,879
Fannie Mae	2016-M12 Ab2 2.362% 9/26	5,800,000	5,776,451
Fannie Mae	2018-M4 A1 VAR 11/27	2,118,047	2,194,998
Fannie Mae	2018-M7 A1 VAR 03/28	3,148,063	3,301,110
Fannie Mae	2018-M8 A1 VAR 09/27	3,602,436	3,827,158
Fannie Mae	2018-M14 A1 3.5778% 8/25/28	3,559,890	3,840,453
Fannie Mae	2018-M14 A2 VAR 08/28	3,100,000	3,357,787
Fannie Mae	2018-M13 A1 VAR 03/30	2,380,170	2,602,310
Fannie Mae	3.024% 8/25/28	4,271,416	4,428,423
Fannie Mae	3.355% 6/25/28	2,824,861	2,991,679
Fannie Mae	2.079% 8/25/29	3,783,592	3,736,495
Fannie Mae	2% 2/25/31	4,276,321	4,189,057
Fannie Mae	2.142% 11/25/29	4,793,455	4,753,480
Fannie Mae	1.754% 5/25/33	3,100,000	3,062,055

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	15YR 5.50% 9/23 #AL0229	48,713	50,183
Fannie Mae	2001-44 PD 7% 9/31	5,591	6,484
Fannie Mae	2003-W4 2A 6.5% 10/42	6,800	7,476
Fannie Mae	15YR 5.00% 12/21 #888436	4,116	4,140
Fannie Mae	7.50% 11/37 #888892	71,853	85,970
Fannie Mae	15YR 6.50% 1/23 #889111	66,090	68,921
Fannie Mae	15YR 6.00% 2/23 #889634	79,863	82,653
Fannie Mae	15YR 5.00% 12/20 #995324	14,486	14,554
Fannie Mae	7.50% 11/38 #995504	67,660	80,919
Fannie Mae	1992-205 Z 7% 11/22	19,135	20,106
Fannie Mae	1994-40 Z 6.5% 3/24	66,674	71,108
Fannie Mae	1997-46 PL 6% 7/27	116,340	126,641
Fannie Mae	3.5% 4/25/42	4,291,406	4,400,981
Fannie Mae	2013-18 Md 1.75% 2/33	1,252,905	1,241,572
Fannie Mae	3% 5/25/42	4,364,600	4,435,704
Fannie Mae	2013-73 Tk 3.5% 9/42	640,139	659,215
Fannie Mae	2013-130 Cg 4% 6/43	655,909	681,058
Fannie Mae	2014-21 Ga 3% 4/39	1,336,399	1,347,422
Fannie Mae	2014-64 Nk 3% 12/37	1,385,984	1,392,599
Fannie Mae	3% 10/25/40	1,373,755	1,389,815
Fannie Mae	2015-7 Ga 3% 9/39	1,381,016	1,402,819
Fannie Mae	3% 7/25/40	3,960,131	4,031,112
Fannie Mae	3% 12/25/26	721,009	735,723
Fannie Mae	2016-25 Ha 3% 2/38	819,440	823,668
Fannie Mae	2016-42 DA 3% 07/45	3,033,626	3,107,840
Fannie Mae	2017-4 BA 3.5% 05/41	1,599,776	1,633,273
Fannie Mae	2011-87 Ja 3% 6/25/40	709,874	717,759
Fannie Mae	2011-123 Jg 2.5% 3/41	1,392,152	1,387,863
Fannie Mae	2017-96 KA 3% 01/55	3,711,658	3,753,214
Fannie Mae	3.5% 1/25/47	2,198,114	2,279,460
Fannie Mae	20YR 6.00% 9/21 #253999	3,877	4,250
Fannie Mae	20YR 6.00% 11/22 #254544	9,530	10,446
Fannie Mae	20YR 6.00% 10/27 #256928	67,391	73,915
Fannie Mae	20YR 6.00% 1/28 #257048	62,129	68,144
Fannie Mae	6.00% 2/28 #257076	57,465	63,028
Fannie Mae	20YR 4.50% 5/26 #AH0473	6,704	7,056
Fannie Mae	15Yr 3.5% 12/29#As4198	522,886	545,716
Fannie Mae	15Yr 3.5% 3/29#Av9229	396,855	414,182
Fannie Mae	2009-10 AB 5% 3/24	4,857	4,995
Fannie Mae	2010-68 Hj 4.5% 6/40	1,977,196	2,065,273
Fannie Mae	2010-104 Pg 2.5% 11/39	1,495,687	1,507,753

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	3% 2/1/33 #BM5464	3,179,214	3,272,666
Fannie Mae	15YR 6.00% 6/22 #944357	40,675	42,149
Fannie Mae	5.00% 7/30 #MA0472	5,247,321	5,660,415
Fannie Mae	3.5% 11/1/33 #MA1652	4,534,200	4,742,403
Fannie Mae	2.5% 10/1/34	5,228,550	5,274,051
Fannie Mae	3% 10/1/34 #MA3798	5,158,147	5,288,813
Fannie Mae	2012-149 DA 1.75% 01/43	80,674	79,687
Fannie Mae	1.5% 1/25	579,054	565,886
Fannie Mae	1.5% 2/25/43	861,704	842,435
Fannie Mae	2013-16 GP 3% 3/33	432,139	437,481
Fannie Mae	2014-83 P 3% 6/43	472,185	485,674
Fannie Mae	2015-28 P 2.5% 5/45	949,000	959,143
Fannie Mae	2015-28 Je 3% 5/45	773,399	791,820
Fannie Mae	2015-42 Le 3% 6/45	650,616	665,880
Fannie Mae	2015-54 GA 2.5% 07/45	90,340	90,568
Fannie Mae	2016-19 Ah 3% 4/46	454,976	468,799
Fannie Mae	2016-26 Cg 3% 5/46	1,422,146	1,455,178
Fannie Mae	2016-27 Hk 3% 1/41	708,017	720,360
Fannie Mae	2016-27 Kg 3% 1/40	293,737	302,607
Fannie Mae	2016-37 Bk 3% 6/46	1,464,459	1,494,235
Fannie Mae	2016-34 Gh 3% 6/46	1,374,158	1,412,343
Fannie Mae	2016-105 Pa 3.5% 4/45	679,819	699,988
Fannie Mae	2016-100 P 3.5% 11/44	1,157,005	1,191,843
Fannie Mae	2017-11 HA 3.5% 12/45	1,252,192	1,293,828
Fannie Mae	2017-20 AP 3.5% 03/45	1,395,741	1,440,297
Fannie Mae	2017-74 PA 3.5% 11/45	1,126,373	1,166,564
Fannie Mae	2017-97 P 3% 01/47	729,943	739,660
Fannie Mae	2018-3 LP 3% 02/47	2,402,648	2,447,689
Fannie Mae	2018-16 NB 3.25% 12/44	756,534	768,269
Fannie Mae	2018-11 LA 3.5% 7/45	961,129	989,615
Fannie Mae	2018-44 PA 3.5% 06/44	3,903,651	3,954,400
Fannie Mae	3.5% 2/25/46	1,315,342	1,360,273
Fannie Mae	3.5% 10/25/44	1,082,788	1,113,021
Fannie Mae	2018-88 BA 4% 11/25/43	1,320,148	1,347,198
Fannie Mae	4% 3/25	605,987	630,323
Fannie Mae	4% 11/25/48	1,307,912	1,357,384
Fannie Mae	3% 3/25/48	2,667,653	2,724,515
Fannie Mae	3% 7/25	1,459,257	1,487,535
Fannie Mae	2.5% 10/25/39	961,343	967,675
Fannie Mae	6.50% 10/21 #254044	862	885
Fannie Mae	5.50% 11/34 #310105	246,535	274,438

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	20YR 2.5% 01/33#AL2974	188,261	190,229
Fannie Mae	20YR 2.5% 01/33#AL2975	215,612	217,866
Fannie Mae	20YR 2.5% 01/33#AL2976	127,995	129,333
Fannie Mae	20YR 2.5% 01/33#AL2982	151,841	153,428
Fannie Mae	15Yr 3.5% 10/29#Al5851	120,257	125,357
Fannie Mae	15Yr 3.5% 9/29#Al5878	318,275	332,171
Fannie Mae	15Yr 4.5% 11/25#Al8242	163,848	170,172
Fannie Mae	15Yr 3% 9/31#Al8853	1,431,521	1,467,784
Fannie Mae	2.5% 10/1/31 #AS8010	602,950	610,458
Fannie Mae	20YR 6.50% 12/21 #545419	263	270
Fannie Mae	6.50% 7/32 #545759	12,954	14,845
Fannie Mae	6.50% 7/32 #545762	6,336	7,253
Fannie Mae	6.00% 4/25 #660719	37,119	38,852
Fannie Mae	2011-5 PA 4% 10/25	6,264	6,291
Fannie Mae	2011-26 PA 4.5% 04/41	275,572	295,861
Fannie Mae	4% 5/29 #BM5499	2,354,267	2,456,057
Fannie Mae	3% 12/31 #BM1790	600,237	615,630
Fannie Mae	3.5% 07/32#BM3929	1,076,467	1,123,205
Fannie Mae	3% 3/1/30 #BM4299	2,285,322	2,342,499
Fannie Mae	3% 12/1/32 #BM5109	3,380,148	3,478,449
Fannie Mae	3% 9/1/32 #BM5110	1,575,240	1,619,574
Fannie Mae	4.5% 6/1/39 #FM1045	117,052	125,530
Fannie Mae	4.5% 8/1/39 #FM1353	261,496	281,908
Fannie Mae	3% 6/1/33	1,011,499	1,039,650
Fannie Mae	4.5% 9/1/49 #FM1534	1,975,612	2,117,478
Fannie Mae	3.5% 9/1/34 #FM1577	1,236,252	1,295,251
Fannie Mae	4.5% #FM1774	203,148	217,863
Fannie Mae	6.50% 11/22 #735137	4,907	5,031
Fannie Mae	6.50% 12/32 #735415	6,660	7,628
Fannie Mae	15YR 4.50% 10/20 #735926	294	295
Fannie Mae	6.50% 7/35 #745092	7,273	8,386
Fannie Mae	15YR 4.50% 2/20 #809744	30	30
Fannie Mae	15YR 4.50% 11/20 #813915	546	550
Fannie Mae	15YR 4.50% 10/20 #836381	1,248	1,258
Fannie Mae	15YR 4.50% 7/21 #845515	800	811
Fannie Mae	15YR 4.50% 1/21 #852735	89	90
Fannie Mae	6.50% 8/36 #888034	9,842	11,260
Fannie Mae	6.50% 8/36 #888544	34,721	39,876
Fannie Mae	15YR 4.50% 3/21 #890081	258	260
Fannie Mae	5.50% 2/37 #904918	17,317	18,759
Fannie Mae	15YR 4.50% 7/21 #932885	11,137	11,171

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Fannie Mae	15YR 4.50% 12/20 #995320	13,763	13,833
Fannie Mae	15YR 6.00% 1/24 #995425	57,061	59,703
Fannie Mae	15YR 4.50% 12/20 #995465	5,654	5,689
Fannie Mae	15YR 6.50% 2/24 #995658	23,692	25,103
Fannie Mae	8.00% 11/37 #995783	9,172	10,402
Fannie Mae	4% 4/1/38 #MA3337	1,810,892	1,911,846
Fannie Mae	10YR 6.50% 12/37 #AD0070	26,019	28,641
Fannie Mae	6.50% 9/28 #AD0329	53,575	58,439
Fannie Mae	6.50% 12/35 #AD0723	40,308	46,198
Fannie Mae	15YR 5.50% 3/24 #AE0467	18,953	19,649
Fannie Mae	15YR 6.00% 3/24 #AE0745	33,558	34,818
Fannie Mae	6.50% 8/36 #AE0746	30,097	34,529
Fifth Third Bank	2.6% 6/15/22	505,000	511,206
Fifth Third Bank	1.8% 2/15/22	420,215	419,831
Florida Power & Light	3ML+40 5/6/22	2,495,000	2,495,075
FMC Corporation	3.45% 10/1/29	1,445,000	1,491,952
Ford Motor Credit Company	2.979% 8/3/22	1,475,000	1,476,563
Ford Motor Credit Company	3.35% 11/1/22	2,595,000	2,619,983
Ford Motor Credit Company	1.69% 11/21	472,897	472,432
Ford Motor Credit Company	2.93% 06/21	1,840,000	1,843,999
Ford Motor Credit Company	2.78% 9/15	1,507,000	1,527,410
Ford Motor Credit Company	2.16% 09/22	838,000	838,934
Ford Motor Credit Company	2.95% 05/15	800,000	808,349
Ford Motor Credit Company	2.31% 8/27	324,000	325,180
Ford Motor Credit Company	2.44% 1/27	450,000	450,960
Ford Motor Credit Company	1.67% 6/21	169,758	169,645
Ford Motor Credit Company	3.52% 7/15/30 14	885,000	929,018
Ford Motor Credit Company	3.157% 8/4/20	1,000,000	1,003,952
Ford Motor Credit Company	2.681% 01/20	686,000	686,053
Ford Motor Credit Company	3.339% 3/22	364,000	367,501
Ford Motor Credit Company	4.14% 2/23	1,000,000	1,028,261
Fortis Inc.	2.1% 10/04/21	—	—
Fortive Corp	2.35% 06/15/21	302,000	303,219
Fox Corporation	3.666% 1/25/22 144A	310,000	320,021
Freddie Mac	15YR 5.00% 10/23 #G13276	58,271	60,492
Freddie Mac	5.50% 1/24 #G13432	84,514	87,850
Freddie Mac	15YR 5.50% 12/21 #G13481	26,004	26,528
Freddie Mac	15YR 6.00% 1/24 #G13647	78,019	81,774
Freddie Mac	15YR 6.00% 1/24 #G13982	53,586	55,276
Freddie Mac	15YR 5.50% 12/24 #G14015	324,418	334,395
Freddie Mac	15YR 5.0% 4/20 #G11682	2,276	2,277

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Freddie Mac	15YR 5.50% 2/20 #G11728	37	37
Freddie Mac	192 I 9% 2/22	1,803	1,829
Freddie Mac	6.50% 9/23 #Z40030	663,276	704,423
Freddie Mac	6.50% 5/24 #Z40034	866,556	923,691
Freddie Mac	2068 B 10% 11/22	2,151	2,337
Freddie Mac	2420 MZ 6.5% 2/32	313,227	356,716
Freddie Mac	2012-4049 CA 3% 5/27	556,721	567,536
Freddie Mac	2011-3844 PJ 5% 1/40	222,427	230,256
Freddie Mac	K067 A2 3.194% 07/27	7,015,000	7,416,840
Freddie Mac	18-K072 A2 3.444% 12/27	10,000,000	10,740,294
Freddie Mac	2018-K076 A2 3.9% 04/28	3,500,000	3,867,416
Freddie Mac	2018-K076 AM 3.9% 04/28	1,575,000	1,730,658
Freddie Mac	2018-K078 AM 3.92% 06/51	4,960,000	5,469,187
Freddie Mac	K079 AM 3.93% 06/25/28	2,550,000	2,811,408
Freddie Mac	2018-K077 A2 3.85% 05/28	3,200,000	3,524,203
Freddie Mac	K077 AM 3.85% 05/28	660,000	723,759
Freddie Mac	2018-K080 AM 3.986% 07/28	4,700,000	5,194,029
Freddie Mac	2018-K082 AM 3.92% 09/28	2,800,000	3,093,053
Freddie Mac	2018-K733 AM 3.75% 09/25	2,300,000	2,460,761
Freddie Mac	2018-K083 A2 3.97% 09/28	2,500,000	2,796,554
Freddie Mac	2018-K083 AM 4.03% 10/28	1,000,000	1,112,670
Freddie Mac	2018-K084 AM 3.88% 10/28	5,000,000	5,494,893
Freddie Mac	2018-K085 AM 4.06% 10/28	2,500,000	2,784,529
Freddie Mac	2018- 3.859% 11/28	2,300,000	2,541,409
Freddie Mac	2018-K086 AM 3.919% 11/28	750,000	828,875
Freddie Mac	3.832% 12/25/28	850,000	932,698
Freddie Mac	3.499% 1/25/26	2,500,000	2,630,415
Freddie Mac	3.492% 3/25/29	3,150,000	3,384,836
Freddie Mac	3.566% 3/25/29	3,500,000	3,789,605
Freddie Mac	K074 A2 3.6% 02/51	6,000,000	6,507,856
Freddie Mac	2527 TB 6% 11/32	11,695	13,221
Freddie Mac	3397 FC 0.8613% 12/37	180,432	181,232
Freddie Mac	20YR 6.00% 9/27 #G30357	84,284	92,494
Freddie Mac	6.50% 5/22 #D95395	566	569
Freddie Mac	15YR 6.50% 7/21 #G12934	2,687	2,754
Freddie Mac	15YR 6.00% 11/23 #G13368	10,373	10,658
Freddie Mac	8.50% 7/28 #G00981	41,641	46,574
Freddie Mac	2.5% 2/1/28 #J22472	3,978,606	4,026,582
Freddie Mac	2075 PH 6.5% 8/28	21,755	24,295
Freddie Mac	2208 PG 7% 1/30	38,885	44,594
Freddie Mac	2262 Z 7.5% 10/30	22,701	26,395

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Freddie Mac	1584 L 6.5% 9/23	23,918	25,448
Freddie Mac	1577 PK 6.5% 9/23	4,839	5,103
Freddie Mac	1617 PM 6.5% 11/23	20,103	21,449
Freddie Mac	1837 Z 6.5% 4/26	16,235	17,378
Freddie Mac	1835 D 6% 4/26	20,726	21,879
Freddie Mac	2399 OH 6.5% 1/32	33,295	37,943
Freddie Mac	2344 ZJ 6.5% 8/31	3,519	4,005
Freddie Mac	2011-3857 Ec 3.5% 8/39	661,947	674,821
Freddie Mac	3.5% 6/15/26	5,813,000	5,964,024
Freddie Mac	2012-4026 HA 3.5% 12/39	1,452,862	1,479,297
Freddie Mac	2012-4016 Ca 2% 7/41	726,141	721,321
Freddie Mac	2012-4062 BA 3.5% 06/38	1,538,371	1,562,362
Freddie Mac	2010-3703 Cy 4% 8/25	1,475,037	1,528,946
Freddie Mac	2014-4352 A 3% 4/40	544,815	556,869
Freddie Mac	2014-4358 Da 3% 6/40	1,714,947	1,737,454
Freddie Mac	2015-4441 Ak 3% 9/37	2,493,321	2,506,596
Freddie Mac	4454 B 3% 10/41	2,545,826	2,564,230
Freddie Mac	2015-4461 LA 3% 06/38	3,904,787	3,964,411
Freddie Mac	2015-4482 Dh 3% 6/42	1,768,238	1,816,131
Freddie Mac	2015-4502 Ga 3.5% 8/41	1,783,179	1,817,137
Freddie Mac	2016-4546 AB 2% 01/31	1,404,517	1,403,646
Freddie Mac	3% 8/15/27	2,856,848	2,909,956
Freddie Mac	2016-4569 DA 3% 08/44	1,510,366	1,541,798
Freddie Mac	3% 5/15	1,967,590	1,995,607
Freddie Mac	4189 Md 3.0% 6/33	535,204	538,488
Freddie Mac	2013-4281 Lg 4% 1/43	492,049	519,230
Freddie Mac	2014-4305 Ma 3% 8/38	1,541,965	1,555,560
Freddie Mac	4314 KA 3% 12/39	3,098,566	3,148,603
Freddie Mac	2017-4716 PA 3% 07/44	4,103,422	4,163,437
Freddie Mac	2474 NR 6.5% 7/32	21,649	24,624
Freddie Mac	2484 LZ 6.5% 7/32	33,677	38,408
Freddie Mac	2009-3534 Mb 4% 5/24	833,889	854,731
Freddie Mac	15YR 5.00% 4/20 #G13598	62	62
Freddie Mac	15YR 2.5% 6/23#G14775	55,310	55,821
Freddie Mac	15Yr 2.5% 10/31#G16387	730,056	738,859
Freddie Mac	25YR 5.50% 7/35 #G05815	31,199	34,802
Freddie Mac	6.50% 8/26 #C90985	13,488	14,699
Freddie Mac	6.50% 10/26 #C90995	77,954	85,023
Freddie Mac	20Yr 3.5% 6/32#C91456	605,128	632,720
Freddie Mac	6.00% 8/26 #G00587	16,461	17,831
Freddie Mac	5.50% 3/34 #G01665	45,233	50,526

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Freddie Mac	6.00% 8/28 #C13910	37,627	41,646
Freddie Mac	15YR 4.00% 4/26 #E02867	44,546	46,492
Freddie Mac	15YR 2.5% 9/22#J20415	24,127	24,350
Freddie Mac	15Yr 3% 5/29#J29409	972,024	996,883
Freddie Mac	3% 5/1/29 #J32373	2,671,737	2,741,738
Freddie Mac	2.5% 11/1/28 #J32374	2,472,050	2,501,859
Freddie Mac	2.5% 12/1/31 #SB0093	1,502,841	1,520,615
Freddie Mac	5.50% 5/34 #Z40042	343,904	382,938
Freddie Mac	20Yr 3% 11/33#G30872	711,867	733,886
Freddie Mac	20Yr 3.5% 05/38#G31067	384,620	401,556
Freddie Mac	2012-4135 AB 1.75% 06/42	64,047	63,314
Freddie Mac	2% 8/15/32	274,617	273,204
Freddie Mac	2% 10/15/32	286,819	284,645
Freddie Mac	2015-4472 Wl 3% 5/45	383,587	395,319
Freddie Mac	2.716% 6/25/22	1,037,000	1,052,283
Freddie Mac	2.406% 3/25/23	953,000	962,197
Freddie Mac	K724 A1 2.776% 03/23	212,497	214,730
Freddie Mac	4683 EA 2.5% 05/47	1,066,463	1,066,186
Freddie Mac	2.637% 1/23	916,000	931,515
Freddie Mac	3.3% 4/25/23	861,000	894,701
Freddie Mac	2013-K033 A2 3.06%	1,565,000	1,616,755
Freddie Mac	2013-K035 A2 3.458%	483,000	505,665
Freddie Mac	2017-K727 A1 2.632% 10/23	137,053	138,498
Freddie Mac	2.946% 7/25/24	1,070,000	1,102,606
Freddie Mac	2018-4765 QA 3% 02/46	1,603,904	1,635,838
Freddie Mac	2018-K079 A1 3.729% 02/28	261,595	280,856
Freddie Mac	4847 CA 3.5% 11/15/45	992,952	1,020,334
Freddie Mac	4% 7/15/47	1,573,217	1,641,667
Freddie Mac	2019-4872 AB 4% 8/15/47	1,485,414	1,550,974
Freddie Mac	3% 7/25/39	1,145,898	1,168,825
Freddie Mac	3% 10/25/48	1,007,368	1,032,683
Freddie Mac	2018-4766 MA 3.5% 02/46	1,484,498	1,533,377
FSPC T-54 2A	6.5% 2/43	62,748	74,160
FSPC T-54 3A	7% 2/43	27,206	32,703
General Electric Capital	2.342% 11/15/20	1,676,000	1,677,265
General Electric Capital	3.1% 1/09/23	649,000	662,712
General Electric Capital	3.375% 3/11/24	786,000	813,661
General Motors Financial	3.7% 5/09/23	1,800,000	1,855,032
General Motors Financial	2.65% 4/13/20	603,000	603,747
General Motors Financial	3.55% 4/9/21	508,000	517,561
General Motors Financial	4.15% 06/19/23	900,000	946,479

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
General Motors Financial	4.2% 11/6/21	900,000	932,932
GM Financial Leasing Trust	3.1% 06/21	1,165,847	1,169,622
GM Financial Leasing Trust	2.98% 12/20/21	1,061,000	1,070,357
GM Financial Leasing Trust	2.61% 01/21	762,966	763,855
GM Financial Leasing Trust	2.39% 7/22	343,272	344,178
GM Financial Leasing Trust	2.97% 11/16/23	803,000	814,032
GM Financial Leasing Trust	2.67% 3/21/22	313,000	315,358
GMF Floorplan Owner Revolving Trust	2.22% 1/22 144A	685,000	684,985
GMF Floorplan Owner Revolving Trust	3.25% 03/15/2023	773,000	782,446
GNMA	20YR 6.50% 4/23 #593677	8,585	9,016
GNMA	2002-33 ZD 6% 5/32	250,270	276,650
GNMA	2008-47 PC 5% 11/16/37	453,645	467,997
GNMA	2009-127 PL 4.25% 10/38	62,197	62,545
GNMA	2010-73 GA 4.5% 9/36	114,990	115,501
GNMA	2010-162 PQ 4.5% 6/39	26,782	26,858
GNMA	6.50% 1/23 #530795	44,561	46,796
GNMA	15YR 6.50% 6/20 #641437	708	710
GNMA	4% 12/16/24	1,575,405	1,629,071
GNMA	2010-61 HD 3.5% 11/38	58,843	58,824
GNMA	2010-98 Ch 3% 10/39	241,248	242,871
GNMA	2013-106 Pa 4% 2/43	1,305,473	1,383,267
GNMA	4.5% 6/20/48 #MA5265	897,767	945,764
GNMA	6.50% 9/29 #002808	136,550	152,511
GNMA	5.50% 7/38 #004187	14,556	15,895
GNMA	6.00% 11/38 #004285	24,569	26,993
GNMA	7.00% 8/28 #416611	11,331	12,726
GNMA	7.00% 8/28 #458917	3,916	4,364
GNMA	7.00% 2/28 #462548	1,095	1,186
GNMA	7.00% 7/28 #462643	40,318	45,180
GNMA	7.00% 10/28 #481353	46,131	52,074
GNMA	7.00% 5/32 #552576	12,170	13,932
GNMA	8.00% 11/29 #186997	663	754
Goldman Sachs	3.85% 7/08/24	740,000	782,038
Goldman Sachs	5.75% 1/24/22	3,650,000	3,916,785
Goldman Sachs	3.85% 01/26/27	4,715,000	5,014,501
Goldman Sachs	3.75% 2/25/26	800,000	846,015
Goldman Sachs	3% 4/26/22	1,510,000	1,528,582
Goldman Sachs	2.908%/VAR 6/5/23	1,490,000	1,514,046
Goldman Sachs	2.876%/VAR 10/22	3,450,000	3,498,169
Goldman Sachs	5.25% 7/27/21	318,000	333,657
Goldman Sachs	2.905/VAR 7/24/23	1,500,000	1,526,508

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Goldman Sachs	3.2% 2/23/23	1,000,000	1,027,684
GSMS 14-GC18 AAB	3.648% 1/47	95,707	98,233
GSMS 14-GC20 AAB	3.655% 4/47	118,763	122,072
GSMS 14-GC26 AAB	3.365% 11/47	519,443	533,288
GSMS 15-GC28 AAB	3.206% 02/48	362,000	370,716
GSMS 15-GC32 A3	3.498% 7/48	4,300,000	4,529,844
GSMS 15-GC32 AAB	3.513% 7/48	285,000	295,647
GSMS 2012-ALOH A	3.551 4/10/34	1,780,000	1,819,817
GSMS 2012-GC6 A3	3.482% 01/45	439,341	447,175
GSMS 2012-GCJ7 A4	3.377% 05/45	3,167,241	3,211,391
GSMS 2012-GCJ9 A3	2.773% 11/45	1,240,650	1,256,438
GSMS 2012-GCJ9 AAB	2.368% 10/45	1,127,656	1,130,917
GSMS 2013-GC10 A4	2.681% 02/46	335,669	339,895
GSMS 2013-GC10 A5	2.943% 2/46	868,000	885,656
Harot	1.68% 08/21	412,574	412,190
Harot	1.79% 09/21	273,438	273,312
Harot	2.64% 02/22	1,546,898	1,553,344
Harot	1.72% 07/21	201,541	201,372
Hart	2.79% 07/22	1,284,000	1,292,833
Hart	1.77% 01/22	840,788	839,968
Hart	1.29% 4/21	93,654	93,590
Hart	1.94% 2/15/24	647,000	647,441
Healthcare Trust	3.5% 8/1/26	104,000	108,457
Healthpeak Properties Inc	3% 1/15/30	1,505,000	1,508,674
HSBC Holdings	4.875% 1/22	675,000	712,442
HSBC Holdings	3ML+2.24 3/8/21	437,000	446,635
HSBC Holdings	3.262/VAR 3/13/23	3,905,000	3,992,581
HSBC Holdings	3.033/VAR 11/22/23	900,000	920,501
HSBC Holdings	3.95%/VAR 5/18/2024	650,000	683,482
HSBC Holdings	3.803%/VAR 3/11/25	1,000,000	1,049,026
Hungary Government	6.375% 3/29/21	750,000	791,250
Huntington Bancshares	2.5% 8/7/22	1,040,000	1,051,032
Huntington Bancshares	3.125% 4/1/22	795,000	812,459
Huntington Bancshares	2.3% 1/14/22	1,000,000	1,005,098
Huntington Bancshares	2.625% 8/6/24	785,000	795,842
Huntington National Bank	3.25% 5/21	850,000	864,224
Husky Energy	4% 4/15/24	1,000,000	1,055,019
Hyundai Capital	2.85% 11/1/22 144A	1,435,000	1,450,246
Hyundai Capital	2.6% 3/20 144A	380,000	380,234
IBM Corporation	2.85% 5/13/22	1,100,000	1,123,779
Imperial Tobacco	3.125% 7/26/24 144A	2,180,000	2,201,052

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Imperial Tobacco	2.95% 7/20 144A	3,000,000	3,008,413
ING Group N.V.	3.55% 4/9/24	275,000	287,793
ING Group N.V.	3.15% 3/29/22	850,000	868,935
Intercontinental Exchange	2.75% 12/01/20	534,000	537,583
Intercontinental Exchange	3.45% 09/21/23	505,000	528,669
Italy Republic of	2.375% 10/17/24	1,700,000	1,664,702
ITC Holdings	2.7% 11/15/22	523,000	529,254
Jackson National Life Global	3.3% 2/1/22	1,425,000	1,464,766
Japan Bank International	2.25% 02/24/20	600,000	600,299
Japan Bank International	1.5% 7/21/21	787,000	782,724
Japan Finance Organization for Municipalities	2.125% 10/23 144A	1,000,000	1,001,714
Japan Finance Organization for Municipalities	2.625% 4/20/22 144A	1,200,000	1,216,245
Japan Finance Organization for Municipalities	3% 3/12/24 144A	400,000	414,220
Jefferies Group	6.875% 4/15/21	985,000	1,041,975
Jersey Central Power & Light	4.3% 1/15/26 144A	440,000	478,664
John Deere Capital	2.6% 3/7/24	272,000	278,019
John Deere Owner Trust	2.21% 12/15/23	709,000	713,638
JP Morgan Chase & Co.	4.25% 10/15/20	2,050,000	2,086,335
JP Morgan Chase & Co.	4.625% 5/10/21	1,400,000	1,448,619
JP Morgan Chase & Co.	3.2% 1/25/23	1,000,000	1,031,536
JP Morgan Chase & Co.	3.625% 5/13/24	1,340,000	1,419,357
JP Morgan Chase & Co.	3.2% 6/26	2,060,000	2,150,185
JP Morgan Chase & Co.	2.95% 10/01/26	1,140,000	1,173,830
JP Morgan Chase & Co.	3.702%/VAR 5/6/30	1,810,000	1,947,286
JP Morgan Chase & Co.	2.55% 10/29/20	400,000	401,801
JP Morgan Chase & Co.	2.55% 03/01/21	1,000,000	1,007,545
JP Morgan Chase & Co.	3.559%/VAR 04/23/24	850,000	885,307
JP Morgan Chase & Co.	3.514% 06/18/22	850,000	868,210
JP Morgan Chase & Co.	4.023/VAR 12/05/24	1,100,000	1,172,389
JP Morgan Chase & Co.	3.207 VAR 4/1/23	600,000	614,086
JPMBB 13-C12 ASB	3.157% 07/45	1,112,890	1,124,982
JPMBB 14-C22 A3A1	3.5379% 9/47	1,770,212	1,860,871
JPMBB 14-C22 ASB	3.5036% 09/47	326,461	335,140
JPMBB 15-C27 A3A1	2.9202% 2/48	4,500,000	4,607,147
JPMBB 15-C32 A4	3.3293% 11/48	3,000,000	3,122,972
JPMBB Commercial Mortgage Securities Trust 2014	3.8012% 9/15/47	403,000	427,980
JPMCC 12-C8 ASB	2.3791% 10/45	1,450,998	1,451,897
JPMCC 13-C10 A5	3.1425% 12/47	1,068,178	1,096,132

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
JPMCC 16-JP4 A2	2.9343% 12/49	507,000	511,974
JPMCC 17-JP5 A3	3.3422% 03/50	2,100,000	2,163,652
JPMCC 2012-C6 A3	3.5074% 5/45	250,585	257,530
JPMCC 2012-C8 A3	2.8291% 10/45	387,096	392,879
JPMCC 2015-JP1 A2	3.1438% 1/49	423,000	424,990
JPMorgan Chase Bank	3.086/VAR 4/21	3,250,000	3,260,991
Keurig Dr Pepper Inc	3.551% 5/25/21	725,000	740,321
Keurig Dr Pepper Inc	4.057% 5/25/23	1,770,000	1,865,619
Key Corp	5.1% 3/24/21	435,000	451,391
Key Corp	2.9% 9/15/20	2,000,000	2,013,280
KeyBank National	2.25% 3/16/20	250,000	250,147
KeyBank National	3.3% 2/1/22	255,000	261,879
Kinder Morgan Energy Partners, L.P.	3.5% 9/1/23	492,000	510,160
KNDL 2019-KNSQ Mortgage Trust	1ML+80 5/15/36	965,000	964,441
Kraft Heinz	3% 6/01/26	1,380,000	1,378,891
Kraft Heinz	3.95% 7/15/25	3,180,000	3,363,978
Kraft Heinz	3.75% 4/1/30 144A	425,000	437,299
Kroger	3.3% 1/15/21	215,000	217,749
Kubota Credit Owner Trust	3.1% 08/15/2022 144A	1,027,000	1,038,977
Laboratory Corp	3.2% 2/01/22	150,000	153,363
Laboratory Corp	2.3% 12/1/24	875,000	870,446
Level 3 Financing	3.4% 3/1/27 144A	2,270,000	2,285,958
LG&E & Ku Energy Llc	3.75% 11/20	1,250,000	1,262,877
Liberty Mutual	4.569% 2/1/29 144A	1,320,000	1,473,197
Lincoln National	6.25% 2/15/20	1,350,000	1,356,229
Lloyds Bank plc	2.907/VAR 11/07/23	465,000	471,746
Lloyds Bank plc	0% 8/14/22	1,085,000	1,089,822
Macquarie	3.189/VAR 11/23 144A	1,835,000	1,875,370
Macquarie	2.1% 10/17/22 144A	1,130,000	1,132,946
Macys Retail	3.875% 1/15/22	151,000	153,841
Manitoba Provence	2.125% 6/26	100,000	100,344
Manitoba Provence	2.6% 4/16/24	55,000	56,553
Manufacturers & Traders Trust Company	2.5% 5/18/22	500,000	505,658
Marsh & Mclennan	2.35% 3/06/20	550,000	550,197
Marsh & Mclennan	2.75% 1/30/22	886,000	899,851
Marsh & Mclennan	3.875% 3/15/24	393,000	418,919
Mcdonalds	2.625% 1/15/22	530,000	537,417
Medtronic Inc	3.5% 3/15/25	1,748,000	1,871,978
Mercedes Benz Auto Lease Trust	2.0% 10/17/22	2,079,000	2,079,487
Mercedes Benz Auto Lease Trust	2.41% 02/21	332,195	332,393
Mercedes Benz Auto Lease Trust	3.1% 11/15/21	1,411,000	1,423,759

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
MetLife	3.45% 10/21 144A	1,030,000	1,058,366
MetLife	2.65% 4/22 144A	750,000	760,794
Mid-Atlantic Interstate Transmission	4.1% 5/28 144A	860,000	940,087
Mitsubishi UFJ Financial Corp	3.761% 7/26/23	3,080,000	3,242,462
Mitsubishi UFJ Financial Corp	3.218% 3/7/22	2,005,000	2,053,448
Mitsubishi UFJ Financial Corp	2.623% 7/18/22	2,630,000	2,664,641
Mitsubishi UFJ Financial Corp	2.19% 9/13/21	500,000	501,347
Mitsubishi UFJ Financial Corp	2.998% 2/22	436,000	444,174
Mitsubishi UFJ Financial Corp	3.455% 03/02/2023	750,000	777,508
Mizuho Financial Group	3.922/VAR 9/24	3,870,000	4,065,789
Mizuho Financial Group	2.721%/VAR 7/16/23	935,000	945,791
Mizuho Financial Group	2.632% 04/21 144A	1,000,000	1,008,195
Mizuho Financial Group	2.273% 9/13/21	500,000	501,915
Mizuho Financial Group	2.953% 2/22	500,000	508,970
Molson Coors Brewing	3.5% 5/22	665,000	683,373
Moodys Corp	2.75% 12/15/21	295,000	299,478
Moodys Corp	3.25% 06/07/2021	440,000	448,026
Morgan Stanley	3.125% 01/23/23	1,890,000	1,942,639
Morgan Stanley	3.772%/VAR 01/24/29	270,000	290,281
Morgan Stanley	4% 07/23/25	320,000	346,007
Morgan Stanley	3.75% 2/25/23	465,000	486,835
Morgan Stanley	3.875% 01/27/26	1,455,000	1,561,478
Morgan Stanley	3.625% 01/20/27	2,540,000	2,701,627
Morgan Stanley	5.75% 1/25/21	3,070,000	3,188,413
Morgan Stanley	5.5% 7/28/21	525,000	553,032
Morgan Stanley	5.5% 1/26/20	1,360,000	1,362,889
Morgan Stanley	3.737%/VAR 4/24	3,375,000	3,525,578
Morgan Stanley	SOFR+83 6/10/22	1,310,000	1,317,515
Morgan Stanley	2.5% 4/21/21	2,340,000	2,357,714
Morgan Stanley	2.75% 05/19/22	850,000	865,296
Morgan Stanley	2.65% 1/27/20	600,000	600,197
Morgan Stanley	3.17% 11/10/36	623,000	643,224
Mosaic Co New	4.25% 11/15/23	2,275,000	2,425,332
MPLX LP	4.125% 03/01/27	380,000	398,740
MPLX LP	4% 03/15/2028	1,225,000	1,267,225
MSBAM 13-C13 ASB	3.557% 11/46	538,406	551,107
MSBAM 15-C22 ASB	3.04% 4/15/48	200,000	203,944
MSBAM 2012-C6 A4	2.858% 11/45	792,044	803,399
MSBAM 2013-C11 A4	CSTR 8/46	228,000	241,936
MSBAM 2013-C7 A4	2.918% 2/46	616,000	627,204
MSBAM 2013-C8 A4	3.134% 12/48	703,000	719,840

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
MSBAM 2014-C16 ASB	3.477% 6/47	421,217	431,560
MSBAM 2014-C17 ASB	3.477% 8/47	555,204	570,269
MSBAM 2015-C21 A3	3.077% 3/48	5,600,000	5,758,287
MSBAM 2015-C21 ASB	3.15% 03/48	118,000	120,739
MSBAM 2016-C29 A1	1.597% 5/49	134,387	133,876
MSC 2015-MS1 A3	3.51% 5/48	3,500,000	3,684,251
MUFG Union Bank	3.15% 4/1/22	2,275,000	2,327,276
Mylan, Inc	4.55% 4/15/28	1,410,000	1,516,135
NA Development Bank	4.375% 2/11/20	2,900,000	2,908,118
NALT 2017-B A3	2.05% 09/20	57,353	57,352
NALT 2019-A3	2.76% 3/15/22	1,077,000	1,087,115
NAROT 2016-B A3	1.32% 1/15/21	26,466	26,458
NAROT 2017-A A3	1.74% 08/21	314,530	314,329
NAROT 2017-B A3	1.75% 10/21	1,247,601	1,246,479
National Australian Bank	2.625% 1/14/21	1,635,000	1,646,846
National Australian Bank	3.7% 11/04/21	1,220,000	1,258,808
National Bank of Canada	2.15% 10/7/22 144A	700,000	699,471
Nationwide Building Society	3.622/VAR 4/26/23	2,760,000	2,837,855
Nationwide Building Society	3.766%/VAR 03/08/24 144A	1,005,000	1,039,884
Natwest Markets plc	3.625% 9/29/22 144A	3,125,000	3,235,815
New York City Transitional Finance Authority (TFA)	2.05% 08/01/23	225,000	225,815
New York City Transitional Finance Authority (TFA)	2.85% 02/01/24	210,000	216,323
New York State Urban Development Corporation	2.67% 03/15/23	525,000	536,004
New York State Urban Development Corporation	2.7% 03/15/23	915,000	938,470
NextEra Energy Capital Holdings, Inc.	3.342% 9/1/20	1,225,000	1,235,698
NextEra Energy Capital Holdings, Inc.	2.9% 4/1/22	1,125,000	1,147,689
Nisource Inc	2.65% 11/17/22	2,940,000	2,974,461
Noble Energy Inc	3.9% 11/15/24	1,500,000	1,584,319
Norfolks South	3.25% 12/01/21	20,000	20,425
Northrop Grumman	3.5% 3/21	700,000	713,249
Nutrien Limited	3.15% 10/01/22	250,000	255,319
Occidental Petroleum Corp	2.7% 8/15/22	1,171,000	1,182,892
Occidental Petroleum Corp	3.125% 2/15/22	234,000	238,086
Occidental Petroleum Corp	3ML+140 8/15/22	440,000	442,351
Occidental Petroleum Corp	3.2% 8/15/26	47,000	47,555
Occidental Petroleum Corp	2.6% 8/13/21	120,000	120,866
Occidental Petroleum Corp	2.9% 8/15/24	350,000	355,406
Oneok Inc	4% 07/13/27	590,000	627,644

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Oneok Inc	4.55% 7/15/28	1,635,000	1,796,417
Oneok Inc	2.75% 9/1/24	1,355,000	1,366,682
Oneok Partners	3.375% 10/01/22	1,145,000	1,177,859
Ontario Province	3.4% 10/17/23	315,000	333,018
Ontario Teachers	3.125% 03/20/22	565,000	576,180
Ontario Teachers Finance Trust	2.75% 04/16/21	250,000	253,036
Oracle Corp	1.9% 9/15/21	5,725,000	5,735,512
PACCAR Financial Corp	3.4% 8/9/23	1,025,000	1,070,598
People's United	3.65% 12/06/22	995,000	1,032,984
Pepsico Inc	1.7% 10/06/2021	1,000,000	1,000,004
Petroleos Mexicanos	6.5% 03/13/27	200,000	211,895
Philip Morris	2.625% 2/18/22	1,324,000	1,340,033
Philip Morris	2.375% 8/17/22	745,000	752,646
Philip Morris	1.875% 2/21	1,294,000	1,293,900
Philip Morris	2.875% 5/1/24	870,000	894,796
Plains All American Pipeline	2.85% 1/31/23	800,000	807,648
Plains All American Pipeline	4.5% 12/26	800,000	851,214
PNC Bank	4.375% 8/11/20	1,200,000	1,217,902
PNC Bank	2.95% 1/30/23	1,040,000	1,063,970
PNC Bank	3.8% 7/25/23	460,000	482,987
PNC Bank	3.3% 3/8/22	1,590,000	1,632,961
PNC Bank	2.15% 4/29/21	1,000,000	1,003,081
PNC Bank	2.55% 12/09/21	500,000	505,873
PNC Financial Services	3.45% 4/23/29	970,000	1,033,930
PPL Capital Funding Inc	3.5% 12/01/22	405,000	418,793
Pricoa Glbl	2.4% 9/23/24 144A	1,000,000	1,005,587
Pricoa Glbl	2.45% 9/21/22 144A	626,000	633,271
Principal Financial Group	3.3% 9/15/22	460,000	472,863
Private Export Funding	2.45% 7/15/24	290,000	295,221
Private Export Funding	2.3% 9/15/20	4,010,000	4,028,853
Private Export Funding	2.65% 2/21 144A	1,190,000	1,202,055
Protective Life Global	3.397% 6/21 144A	1,520,000	1,549,132
Protective Life Global	2.161% 9/20 144A	500,000	500,727
PSEG Power LLC	3.85% 06/01/23	1,105,000	1,159,024
Pt Holdings Co Inc (Unlist)	—	525	—
Public Service Electric and Gas Company	3.65% 9/01/28	2,900,000	3,159,214
Public Service Electric and Gas Company	2.65% 11/22	577,000	585,803
Public Service Enterprise	2% 11/15/21	293,000	292,736
Quebec Province	2.75% 4/12/27	480,000	500,101
Quebec Province	7.14% 2/27/26	630,000	787,437
Quebec Province	2.375% 1/31/22	800,000	809,816

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Reckitt Benckiser	2.375% 6/24/22 144A	1,530,000	1,540,660
Regions Financial Corp	3.8% 8/14/23	1,019,000	1,078,034
Regions Financial Corp	2.75% 8/22	786,000	799,819
Reliance Std Lf	2.5% 10/30/24 144A	1,090,000	1,088,135
Reynolds American	3.25% 6/20	504,000	506,292
Reynolds American	4% 6/12/22	257,000	267,394
Roper Technologies	3% 12/15/20	750,000	756,333
Roper Technologies	2.8% 12/15/21	651,000	660,506
Roper Technologies	3.65% 09/15/2023	547,000	574,013
Royal Bank of Canada	3.7% 10/5/23	850,000	897,990
Royal Bank of Canada	2.55% 7/16/24	1,103,000	1,118,981
Royal Bank of Scotland	3.498/VAR 5/23	2,230,000	2,283,463
Royal Bank of Scotland	4.519%/VAR 06/25/20	1,029,000	1,092,449
Ryder System Inc	2.5% 09/01/22	395,000	396,811
Ryder System Inc	3.5% 06/01/21	490,000	499,951
Santander UK	3.125% 1/8/21	1,025,000	1,033,758
Santander UK	2.125% 11/3/20	1,500,000	1,501,713
Santander UK	2.5% 1/5/21	715,000	719,255
Santander UK	3.4% 6/1/21	1,335,000	1,362,472
Santander UK	4.45% 12/3/21	750,000	779,396
Schlumberger Holdings Corporation	2.4 8/01/22 144	1,850,000	1,865,287
Sempra Energy	2.4% 3/15/20	445,000	445,029
Sempra Energy	2.9% 02/01/2023	153,000	155,950
Shire Acquisitions Investments Ireland Limited	2.4% 9/23/21	3,894,000	3,915,127
Shire US	3.2% 9/23/26	2,200,000	2,264,954
Siemens	2.9% 5/27/22 144A	1,330,000	1,359,726
Simon Property	2.35% 1/30/22	175,000	176,494
Simon Property	2.75% 06/01/23	690,000	704,939
Skandinaviska Enskilda Banken AB	3.25% 5/21 144A	1,515,000	1,540,076
Skandinaviska Enskilda Banken AB	3.05% 3/25/22 144A	1,060,000	1,081,603
Societe Generale	4.25% 9/23 144A	1,025,000	1,087,977
Southern Company	2.35% 7/01/21	1,500,000	1,507,122
SP Powerassets LTD	3% 9/26/27 144A	1,150,000	1,184,497
SRT 2017-A A3	2.58% 01/21	303,627	303,682
SRT 2018-A	2.93% 05/20/21	643,216	644,982
SSM Health Care Corporation	3.688% 6/1/23	470,000	490,085
SSTRT 17-2A A3	2.04% 4/21 144A	166,810	166,788
SSTRT 19-1A A3	2.986% 2/27/23	573,000	579,258
SSTRT 2018-2A A3	3.325% 8/22	1,030,000	1,040,526
Standard Chartered Bank	3ML+1.15 1/20/23	1,790,000	1,852,313

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Starbucks Corp	3.8% 08/15/2025	420,000	452,125
State Street Corp	2.354%/VAR 11/1/25	500,000	501,720
State Street Government Short Term Investments Fund	—	9,043,999	9,043,999
Stifel Financial Corp	4.25% 7/18/24	1,680,000	1,787,207
Sumitomo Mitsui Banking Corp	2.45% 1/16/20	1,250,000	1,250,266
Sumitomo Mitsui Banking Corp	2.784% 7/22	1,295,000	1,316,765
Sumitomo Mitsui Banking Corp	2.778% 10/22	575,000	585,376
Sumitomo Mitsui Banking Corp	2.696% 7/16/24	1,085,000	1,099,627
Sumitomo Mitsui Banking Corp	2.846% 01/11/22	1,000,000	1,015,254
Suntrust Banks Inc	2.7% 1/27/22	1,500,000	1,520,029
Suntrust Banks Inc	3.525%/VAR 10/21	1,361,000	1,377,424
Suntrust Banks Inc	2.8% 5/17/22	2,175,000	2,215,495
Suntrust Banks Inc	3.502%/VAR 8/2/22	669,000	684,285
Suntrust Banks Inc	3.2% 4/1/24	850,000	883,710
Swiss Re Treasury (US) Corp	2.875% 12/22 144A	580,000	589,323
Synchrony Bank	3.65% 5/24/21	850,000	867,729
Synchrony Financial	2.7% 2/03/20	575,000	575,197
SYNCT 2015-1 A	2.37% 3/23	748,000	748,583
Takeda Pharmaceutical	4% 11/26/21	1,120,000	1,157,917
TAOT 2017-B A3	1.76% 07/21	877,334	876,811
TAOT 2017-C A3	1.78% 11/21	731,976	731,417
TAOT 2018-B A3	2.96% 9/15/22	519,000	524,095
TAOT 2019-B	2.57% 8/15/23	1,399,000	1,415,357
Tennessee Valley Authority	7.125% 5/01/30	130,000	187,210
Tennessee Valley Authority	2.875% 02/01/27	290,000	304,062
Texas Eastern Transmission LP	2.8% 10/15/22 144A	4,000,000	4,038,005
Textron Inc	3.9% 9/17/29	1,140,000	1,216,423
Time Warner Inc	8.375% 7/15/33	1,350,000	1,890,473
Toronto Dominion Bank	2.125% 4/07/21	1,000,000	1,005,803
Total Capital International	2.875% 2/17/22	13,000	13,278
Total Capital International	2.75% 6/19/21	430,000	435,668
Toyota Motor Corp	2.6% 1/11/22	1,000,000	1,014,722
Transcontinental Gas Pipe Line Company	4% 03/15/28	1,285,000	1,365,555
UBS	4.0484% 5/15/51	4,200,000	4,639,975
UBS	4.125% 09/25 144A	1,350,000	1,467,300
UBS	2.859/VAR 08/23 144A	2,315,000	2,351,090
UBS	2.45% 12/01/20 144A	850,000	852,902
UBSBB 2012-C2 A4	3.525% 5/63	447,000	458,754
United Technologies	3.35% 08/16/2021	247,000	252,863
UnitedHealth Group	4.7% 2/21	2,150,000	2,204,665

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
UnitedHealth Group	2.875% 12/15/21	400,000	407,877
UnitedHealth Group	2.125% 3/15/21	600,000	601,961
Unum Group	5.625% 9/15/20	623,000	638,976
US 10yr Note Future	(CBT)MAR20 TYH0	(369)	40,359
US 2yr Note Future	(CBT) FUT MAR20 TUH0	349	16,360
US 5yr Note Future	(CBT)MAR20 FVH0	810	(18,984)
US Long Bond Future	(CBT) MAR20 USH0	(62)	21,313
US Treasury Bond	6.25% 8/15/43	1,095,000	1,271,277
US Treasury Bond	3.625% 8/15/43	720,000	881,902
US Treasury Bond	2.25% 8/15/49	1,370,000	1,327,401
US Treasury Bond	2.125% 9/30/21	63,655,000	64,209,345
US Treasury Bond	2.25% 11/15/24	31,680,000	32,479,483
US Treasury Bond	1.75% 9/30/22	4,565,000	4,581,013
US Treasury Bond	2.625% 11/15/20	2,270,000	2,288,932
US Treasury Bond	1.125% 02/28/21	5,950,000	5,914,446
US Treasury Bond	1.375% 4/30/21	16,285,000	16,232,954
US Treasury Bond	2.125% 8/15/21	54,980,000	55,428,366
US Treasury Bond	1.625% 04/30/23	19,260,000	19,245,548
US Treasury Bond	1.375% 5/31/21	23,850,000	23,773,349
US Treasury Bond	1.875% 1/31/22	28,210,000	28,365,848
US Treasury Bond	1.875% 03/31/22	13,085,000	13,163,400
US Treasury Bond	2.125% 6/30/22	335,000	339,277
US Treasury Bond	1.875% 04/30/22	21,021,000	21,148,960
US Treasury Bond	1.75% 12/31/26	10,000	9,941
US Treasury Bond	1.75% 12/31/24	1,275,000	1,277,768
US Treasury Bond	1.625% 12/31/21	75,000	75,070
US Treasury Bond	2.0% 10/31/22	5,685,000	5,744,354
US Treasury Bond	2.375% 01/31/23	16,445,000	16,808,320
US Treasury Bond	2.75% 4/30/23	4,470,000	4,628,925
US Treasury Bond	1.75% 7/31/21	855,000	856,897
US Treasury Bond	0% 8/15/23	4,500,000	4,230,425
US Treasury Bond	COUP 11/15/27	19,000,000	16,265,701
US Treasury Bond	COUP 2/15/38	6,300,000	4,097,209
US Treasury Bond	COUP 2/15/39	1,315,000	829,649
US Treasury Bond	COUP 11/15/43	1,295,000	820,029
US Treasury Bond	COUP 0% 11/15/43	270,000	148,764
US Treasury Bond	0% 1/30/20	505,000	504,428
US Treasury Bond	1.75% 1/31/23	10,945,000	10,983,626
US Treasury Bond	1.625% 11/15/22	14,965,000	14,967,803
US Treasury Bond	1.75% 11/30/21	195,000	195,545
US Treasury Bond	2.125% 3/31/24	4,445,000	4,523,755

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
US Treasury Bond	2% 5/31/24	23,580,000	23,885,685
US Treasury Bond	1.5% 8/15/22	9,540,000	9,514,511
US Treasury Bond	1.5% 9/15/22	15,075,000	15,032,601
US Treasury Bond	1.5% 9/30/24	1,010,000	1,000,631
US Treasury Bond	1.375% 10/15/22	11,620,000	11,542,983
US Treasury Bond	1.5% 10/31/24	10,350,000	10,253,860
US Treasury Bond	1.5% 12/15/22	13,485,000	13,490,350
US Treasury Bond	2.875% 11/15/21	—	—
US Treasury Bond	2.5% 1/15/22	6,578,900	6,695,842
US Treasury Bond	2.5% 2/15/22	4,680,000	4,767,296
US Treasury Bond	2.375% 2/29/24	570,000	585,763
US Treasury Bond	2.375% 3/15/22	2,190,000	2,227,123
US Treasury Bond	2.25% 4/15/22	2,345,000	2,378,555
US Treasury Bond	2.25% 4/30/24	8,822,300	9,026,742
US Treasury Bond	2.125% 5/15/22	5,404,000	5,468,529
US Treasury Bond	1.75% 6/15/22	2,525,000	2,534,067
US Treasury Bond	2.375% 8/15/24	43,900,000	45,203,330
US Treasury Bond	1.5% 1/31/22	4,097,000	4,089,514
US Treasury Bond	1.75% 3/31/22	6,742,000	6,764,733
US Treasury Bond	1.625% 9/30/26	15,362,000	15,160,758
US Treasury Bond	1.875% 07/31/22	6,662,000	6,705,998
US Treasury Bond	2.625% 6/30/23	25,000,000	25,828,184
US Ultra Bond Future	CBT FUT MAR20 WNH0	(78)	90,188
US Ultra Bond Future	ULTRA FUT MAR20 UXYH0	(30)	5,156
USAA Auto Owner Trust 2017-1 A3	1.79% 05/21	118,921	118,864
USAA Capital	2% 6/01/21 144A	1,000,000	1,001,538
Vende	6.5% 2/24	91,087	97,005
Ventas Realty	3.5% 4/15/24	387,000	403,956
Ventas Realty	2.65% 1/15/25	643,000	647,230
Verizon	3.45% 3/15/21	325,000	331,121
Verizon	4.016% 12/3/29	601,000	671,314
Verizon	2.946% 03/15/22	608,000	621,338
Verizon	3.125% 03/16/2022	640,000	656,611
Virginia Electric & Power Co.	2.95% 1/15/22	340,000	345,827
Vistra Operations Co LLC	3.55% 7/15/24 144A	780,000	789,482
Vistra Operations Co LLC	3.7% 1/30/27 144A	1,600,000	1,588,120
Volkswagen	3.875% 11/20 144A	710,000	721,555
Volkswagen	4% 11/21 144A	925,000	956,450
Volkswagen	4.25% 11/023 144A	1,295,000	1,379,062
Volkswagen	2.7% 9/26/22 144A	700,000	707,624
Volkswagen	2.4% 5/20 144A	300,000	300,396

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Volkswagen	2.5% 9/24/21 144A	327,000	329,774
Volkswagen Auto Loan Enhanced Trust	3.32% 11/21/22	492,000	497,661
Walt Disney Company	2.35% 12/01/22	318,000	322,562
Walt Disney Company	4.5% 2/15/21	1,000,000	1,030,365
Waste Management Inc	2.95% 6/15/24	897,000	926,236
Watson Pharma Inc	3.25% 10/01/22	700,000	715,123
WEC Energy Group, Inc.	3.375% 06/15/21	945,000	963,871
WEC Energy Group, Inc.	3.1% 3/8/22	692,000	706,487
Wells Fargo	3.069% 1/24/23	600,000	612,321
Wells Fargo	3.625% 10/22/21	3,020,000	3,107,984
Wells Fargo	2.897/VAR 5/27/22	2,365,000	2,396,095
Wells Fargo	3% 1/22/21	844,000	853,840
Wells Fargo	2.918% 10/45	908,106	923,628
Wells Fargo	3.325%/VAR 07/23/21	850,000	856,658
Wells Fargo	3.55% 8/14/23	850,000	890,574
Wells Fargo	3.75% 1/24/24	1,000,000	1,056,211
Welltower Inc.	3.625% 3/15/24	2,142,000	2,248,863
Welltower Inc.	2.7% 2/15/27	800,000	802,481
Welltower Inc.	3.95% 09/01/23	353,000	372,332
Western Gas Partners	4% 7/01/22	1,695,000	1,736,732
Western Union Company	2.85% 1/10/25	202,000	202,489
Westinghouse Air Brake Technologies	4.7% 09/15/28	680,000	747,623
Westpac Banking	2.8% 1/11/22	1,000,000	1,016,035
WestRock Company	3.75% 3/15/25	1,970,000	2,079,281
WFCM 15-LC20 A3	3.086% 4/50	4,800,000	4,863,359
WFCM 2013-LC12 A1	1.676% 7/46	47,504	47,459
WFCM 2015-C27 ASB	3.278% 2/48	486,000	499,070
WFCM 2016-C34 A2	2.603% 6/49	474,000	475,269
WFCM 2016-C37 A2	3.103% 12/49	357,000	361,214
WFCM 2016-LC25	1.795% 12/15/59	45,115	45,022
WFRBS 13-C12 ASB	2.838% 3/48	61,815	62,331
WFRBS 13-C16 ASB	3.963% 9/46	146,255	150,771
WFRBS 14-C20 ASB	3.638% 05/47	203,624	209,403
WFRBS 14-C23 ASB	3.636% 10/57	263,349	271,686
WFRBS 2011-C3 A4	4.375% 3/44	569,000	578,746
WFRBS 2012-C7 A2	3.431% 6/45	363,000	372,354
WFRBS 2012-C9 A3	2.87% 11/45	508,811	516,745
WFRBS 2012-C9 ASB	2.445% 11/45	1,585,991	1,590,914
WFRBS 2013-C11 A5	3.071% 03/45	918,000	939,187
WFRBS 2013-C12 A4	3.198% 3/48	362,000	372,026
WFRBS 2013-C14 A5	3.337% 6/46	1,183,000	1,222,436

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
WFRBS 2013-C16 A5	4.415% 09/46	470,000	503,343
WFRBS 2014-C22 ASB	3.464% 9/57	827,043	850,000
Williams Partners	3.6% 3/15/22	1,655,000	1,701,086
Woolworths Limited	4% 9/22/20 144A	1,400,000	1,416,900
World Omni Automobile Lease Securitization Trust	2.94% 5/16/22	469,000	474,987
Xylem Inc	4.875% 10/01/21	400,000	419,127
Zimmer Biomet Holdings, Inc.	3.7% 03/19/23	985,000	1,026,023
Zions Bancorporation	3.35% 3/4/22	356,000	365,144
Zoetis Inc	3.45% 11/13/20	106,000	107,139

Adjustment to Contract Value			(33,572,115)

Total Investment Contracts			$1,840,186,647

Registered Investment Companies
Fidelity Investments Money Market Government Portfolio - Institutional Class Fund *	Money Market Fund	52,309,135	$52,309,135
American Funds New Perspective Fund Class R-6	Equity Based Fund	6,409,096	302,829,771
Invesco Oppenheimer Developing Markets Fund Class R6	Equity Based Fund	4,646,572	211,837,213
Pimco Total Return Fund - Institutional Class	Fixed Income Based Fund	50,817,007	525,447,852
T. Rowe Price Institutional Small-Cap Stock Fund	Equity Based Fund	33,119,190	848,182,458
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares	Equity Based Fund	44,855,902	3,079,806,263
Vanguard Real Estate Index Institutional Shares	Equity Based Fund	10,663,944	217,224,529

Total Registered Investment Companies			$5,237,637,221

Self-Directed Brokerage Account	Various		$713,347,371

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units/ Principal	Current Value
Common Collective Trusts
BlackRock Government Short-Term Investment Fund	Money Market Fund	736,636,894	$736,636,894
Janus Henderson Balanced Collective Fund	Blended Based Fund	53,624,133	2,028,600,955
Northern Trust Collective Aggregate Bond Index Fund - DC - Non Lending	Fixed Income Based Fund	12,756,569	1,498,641,745
Northern Trust ACWI ex-US Fund - DC - Non Lending	Equity Based Fund	13,761,910	1,761,386,864
Northern Trust Collective Russell 2000 Index Fund - DC - Non Lending	Equity Based Fund	6,174,405	1,021,123,145
Northern Trust Collective S&P 500 Index Fund - DC - Non Lending	Equity Based Fund	19,839,172	3,665,683,805

Total Common Collective Trusts			$10,712,073,408

Raytheon Company Common Stock
Raytheon Company*	Raytheon Common Stock	9,682,966	$2,127,734,949

Total Raytheon Company Common Stock			$2,127,734,949

Total Investments			$20,630,979,596

Participant Loans*	Approximately 3.25%-9.50%		$211,686,325

Total Investments, Including Participant Loans			$20,842,665,921

*Party in interest

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 12, 2020

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Michael J. Wood
Michael J. Wood
Corporate Vice President and Controller
Principal Accounting Officer